 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 1996

                                                 REGISTRATION NOS. 33-63597

                                                                   33-59181

                                                                  333-00267

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:
                          TAX EXEMPT SECURITIES TRUST

                            NATIONAL TRUST 215

                            MINNESOTA TRUST 116

                             MARYLAND TRUST 97

B. NAME OF DEPOSITOR:
                               SMITH BARNEY INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                               SMITH BARNEY INC.

                     388 Greenwich Street, 23rd floor

                         New York, New York 10013

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                               LAURIE A. HESSLEIN
                               Smith Barney Inc.
                              388 Greenwich Street
                            New York, New York 10013

                                    COPY TO:
                          PIERRE DE SAINT PHALLE, ESQ.
                             Davis Polk & Wardwell
                               450 Lexington Ave.
                            New York, New York 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  AN INDEFINITE NUMBER OF UNITS OF BENEFICIAL INTEREST PURSUANT TO RULE 24f-2
       PROMULGATED UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
                                   INDEFINITE

G. AMOUNT OF FILING FEE:
                        $500 (AS REQUIRED BY RULE 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
       AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.
 [X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      ---------------------------------------------------------
TAX EXEMPT
SECURITIES
TRUST                    National Trust 215              Maryland Trust 97


                                        Minnesota Trust 116
----------------------      ---------------------------------------------------

19,000 UNITS
          INVESTORS SHOULD READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.

IN THE OPINION OF COUNSEL UNDER EXISTING LAW, INTEREST INCOME TO THE TRUSTS AND TO UNIT HOLDERS (EXCEPT IN CERTAIN INSTANCES DEPENDING UPON THE UNIT HOLDERS) IS EXEMPT FROM REGULAR FEDERAL INCOME TAX AND FROM CERTAIN STATE AND LOCAL PERSONAL INCOME TAXES, TO THE EXTENT INDICATED, IN THE STATE FOR WHICH A STATE TRUST IS NAMED. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX.

THE TAX EXEMPT SECURITIES TRUST consists of separate underlying unit investment trusts designated as National Trust 215, Maryland Trust 97 and Minnesota Trust 116 (the "National Trust," the "Maryland Trust" and the "Minnesota Trust", respectively) (the "Trusts" or the "Trust" as the context requires and in the case of a Trust designated by a state name, the "State Trust" or the "State Trusts," as the context requires). Each Trust was formed to obtain for its Unit holders tax-exempt interest income and conservation of capital through investment in a professionally selected, fixed portfolio of municipal bonds rated at the time of deposit in the category A or better by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. ("Standard & Poor's"), Moody's Investors Service, Inc. ("Moody's") or Fitch Investors Service, Inc. ("Fitch"). (See "Portfolio of Securities".) Each State Trust comprises a fixed portfolio of interest-bearing obligations issued primarily by or on behalf of the state for which such State Trust is named and counties, municipalities, authorities or political subdivisions thereof. Interest on all bonds in each Trust is in the opinion of counsel under existing law, with certain exceptions, exempt from regular Federal income taxes (see Part B, "Taxes") and from certain state and local personal income taxes in the state for which a State Trust is named, but may be subject to other state and local taxes. (See discussions of State and local taxes in Part C.)

THE PUBLIC OFFERING PRICE of the Units of each Trust during the initial public offering period is equal to the aggregate offering price of the underlying bonds in the Trust's portfolio divided by the number of Units outstanding in such Trust, plus a sales charge. The Public Offering Price of the Units of each Trust following the initial public offering period is equal to the aggregate bid price of the underlying bonds in the Trust's portfolio divided by the number of Units outstanding in such Trust, plus a sales charge. During the initial public offering period the sales charge is equal to 4.70% of the Public Offering Price (4.932% of the aggregate offering price of the bonds per Unit) for each Trust, and following the initial public offering period this charge will be equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the bonds per Unit) for each Trust. See Part B, "Public Offering-- Distribution of Units" for a description of the initial public offering period. If the Units had been available for sale on January 23, 1996, the Public Offering Price per Unit (including the sales charge) would have been $1,040.09, $1,045.56 and $1,046.20 for the National Trust, Maryland Trust and Minnesota Trust, respectively. In addition, there will be added an amount equal to accrued interest commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).

THE SPONSOR, although not obligated to do so, intends to maintain a market for the Units of the Trusts at prices based upon the aggregate bid price of the underlying bonds, as more fully described under "Public Offering--Market for Units" in Part B. If such a market is not maintained, a Unit holder will be able to dispose of his Units through redemption, at prices that are also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time without fee or penalty.

MONTHLY DISTRIBUTIONS of principal and interest received by each Trust will be made on or shortly after the fifteenth day of each month to holders of record on the first day of that month. For further information regarding the distributions by each Trust, see "Summary of Essential Information".

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

              The date of this Prospectus is January 24, 1996

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION
AS OF JANUARY 23, 1996

SPONSOR                                      RECORD DATES


  Smith Barney Inc.
                                                The first day of each month,
                                                commencing February 1, 1996

TRUSTEE

  The Chase Manhattan Bank                   DISTRIBUTION DATES**
(National Association)

                                                The fifteenth day of each
                                                month, commencing February 15,
                                                1996

EVALUATOR


  Kenny S & P Evaluation
  Services,                                  EVALUATION TIME

  a division of J.J. Kenny Co.,
  Inc.                                          As of 1:00 P.M. on the Date of
                                                Deposit. Thereafter, as of
                                                4:00 P.M. New York Time.

DATE OF DEPOSIT AND OF TRUST
AGREEMENT


                                             EVALUATOR'S FEE

  January 23, 1996

                                                The Evaluator will receive a
                                                fee of $.29 per bond per
                                                evaluation. (See Part B,
                                                "Evaluator--Responsibility"
                                                and "Public Offering--Offering
                                                Price".)

MANDATORY TERMINATION DATE*

  Each Trust will terminate on the
  date of maturity, redemption,
  sale or other disposition of the
  last Bond held in the Trust.

                                             SPONSOR'S ANNUAL PORTFOLIO
                                             SUPERVISION FEE***

                                                Maximum of $.25 per $1,000
                                                face amount of the underlying
                                                Bonds.

-------
    The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
  * The actual date of termination of each trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

 ** The first monthly income distribution of $1.23, $1.20 and $1.19 for the National Trust, Maryland Trust and Minnesota Trust, respectively, will be made on February 15, 1996.
*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

                                             NATIONAL     MARYLAND   MINNESOTA
                                             TRUST 215    TRUST 97   TRUST 116
                                            -----------  ----------  ----------
Principal Amount of Bonds in Trust........  $14,000,000  $2,500,000  $2,500,000
Number of Units...........................       14,000       2,500       2,500
Principal Amount of Bonds in Trust per
 Unit.....................................  $     1,000  $    1,000  $    1,000
Fractional Undivided Interest in Trust per
 Unit.....................................     1/14,000     1/2,500     1/2,500
Minimum Value of Trust:
  Trust Agreement may be Terminated if
   Principal Amount is less than..........  $ 7,000,000  $1,250,000  $1,250,000
Calculation of Public Offering Price per
 Unit*:
  Aggregate Offering Price of Bonds in
   Trust..................................  $13,876,959  $2,491,041  $2,492,567
                                            ===========  ==========  ==========
  Divided by Number of Units..............  $    991.21  $   996.42  $   997.03
  Plus: Sales Charge (4.70% of the Public
   Offering Price)........................  $     48.88  $    49.14  $    49.17
                                            -----------  ----------  ----------
  Public Offering Price per Unit..........  $  1,040.09  $ 1,045.56  $ 1,046.20
  Plus: Accrued Interest*.................  $       .92  $      .90  $      .89
                                            -----------  ----------  ----------
    Total.................................  $  1,041.01  $ 1,046.46  $ 1,047.09
                                            ===========  ==========  ==========
Sponsor's Initial Repurchase Price per
    Unit (per Unit Offering
  Price of Bonds)*........................  $    991.21  $   996.42  $   997.03
Approximate Redemption Price per Unit (per
   Unit Bid Price of Bonds)**.............  $    987.21  $   992.42  $   993.03
                                            -----------  ----------  ----------
Difference Between per Unit Offering and
 Bid Prices of Bonds......................  $      4.00  $     4.00  $     4.00
                                            ===========  ==========  ==========
Calculation of Estimated Net Annual Income
 per Unit:
  Estimated Annual Income per Unit........  $     57.89  $    56.47  $    56.20
  Less: Estimated Trustee's Annual Fee***.  $      1.27  $     1.26  $     1.26
  Less: Organizational Expenses****.......  $       .40  $      .40  $      .40
  Less: Other Estimated Annual Expenses...  $       .78  $      .69  $      .78
                                            -----------  ----------  ----------
  Estimated Net Annual Income per Unit....  $     55.44  $    54.12  $    53.76
                                            ===========  ==========  ==========
Calculation of Monthly Income Distribution
   per Unit:
   Estimated Net Annual Income per Unit...  $     55.44  $    54.12  $    53.76
  Divided by 12...........................  $      4.62  $     4.51  $     4.48
Accrued interest from the day after the
   Date of Deposit to the first record
   date**.................................  $      1.23  $     1.20  $     1.19
First distribution per unit...............  $      1.23  $     1.20  $     1.19
Daily Rate (360-day basis) of Income Ac-
 crual per Unit...........................  $     .1540  $    .1503  $    .1493
Estimated Current Return based on Public
 Offering Price*****......................         5.33%       5.18%       5.14%
Estimated Long-Term Return*****...........         5.17%       5.12%       4.97%

-------
    * Accrued interest will be commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
   ** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net of cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata share basis. (See Part B, "Redemption of Units--Computation of Redemption Price per Unit.")
  *** Per $1,000 principal amount of Bonds, plus expenses. (See Part B, "Rights of Unit Holders--Distribution of Interest and Principal.")

 **** Each Trust (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, and the initial audit of the Trust--as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all the costs of establishing those trusts. Advertising and selling expenses will be paid by the Underwriters at no cost to a Trust.
***** The Estimated Current Return is calculated by dividing the Estimated Net
      Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit. The effect of the delay in the payment to Unit holders for the first few months of Trust operations, which results in a lower true return to Unit holders, is not reflected in either calculation (a projected cash flow statement as of the Date of Deposit is available upon request from the Trustee).

PORTFOLIO SUMMARY AS OF DATE OF DEPOSIT

NATIONAL TRUST 215

  The Portfolio of the National Trust contains 27 issues of Bonds of issuers located in 16 States. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 33.2%*; housing facilities: 24.5%; power facilities:
9.1%; industrial development facilities: 3.6%; pollution control facilities:
1.9%; educational facilities: 0.9%; water and sewer facilities: 13.1%; tax allocation: 7.2%; resource recovery facilities: 6.5%. The Trust is considered to be concentrated in hospital and health care facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 4.1% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (MBIA, 4.1%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Eighteen Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the National Trust is 26.6 years.

  As of the Date of Deposit, 90.1% of the Bonds in this Trust are rated by Standard & Poor's (5.5% rated AAA, 21.4% rated AA and 63.2% rated A); 8.4% are rated by Moody's (4.8% rated Aaa and 3.6% rated A) and 1.5% are rated A by Fitch. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  23.9% of the Bonds in the National Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

MARYLAND TRUST 97

  The Portfolio of the Maryland Trust contains 7 issues of Bonds of issuers located in the State of Maryland and the Commonwealth of Puerto Rico. Of the Bonds in this Trust, one was issued by an issuer in the Commonwealth of Puerto Rico (representing 11.2%* of the Bonds in the Trust) and was issued to finance highway facilities. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 32.9%; housing facilities: 55.9%. The Trust is considered to be concentrated in hospital and health care facilities and housing facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) 4.2% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (FGIC, 4.2%) (see Part B, "Tax Exempt Securities Trust--Risk Factors--Insurance"). Four Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the Maryland Trust is 28.0 years.
-------
* Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.
+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

  As of the Date of Deposit, 56.5% of the Bonds in this Trust are rated by Standard & Poor's (24.9% rated AAA, and 31.6% rated A); 43.5% are rated by Moody's (20.3% rated Aa and 23.2% rated A). For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  None of the Bonds in the Maryland Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

MINNESOTA TRUST 116

  The Portfolio of the Minnesota Trust contains 7 issues of Bonds of issuers located in the State of Minnesota. All of the issues are payable from the income of specific projects or authorities and are not supported by the issuer's power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income and the percentage of the Bonds in this Trust deriving income from such sources are as follows: hospital and health care facilities: 26.8%*; housing facilities:
59.6%; power facilities: 13.6%. The Trust is considered to be concentrated in hospital and health care facilities and housing facilities issues.+ (See Part B, "Tax Exempt Securities Trust--Risk Factors" for a brief summary of additional considerations relating to certain of these issues.) In addition, 13.6% of the Bonds in this Trust are subject to redemption or sinking fund provisions early in the life of the Trust. (See "Redemption Provisions" under "Portfolio of Securities".) 39.2% of the Bonds in this Trust are insured as to timely payment of principal and interest by certain insurance companies (AMBAC, 18.6%; and MBIA, 20.6%) (see Part B, "Tax Exempt Securities Trust-- Risk Factors--Insurance"). Four Bonds in this Trust have been issued with an "original issue discount." (See Part B, "Taxes.") The average life to maturity of the Bonds in the Minnesota Trust is 26.2 years.

  As of the Date of Deposit, 81.4% of the Bonds in this Trust are rated by Standard & Poor's (59.6% rated AAA, and 21.8% rated A), 18.6% are rated Aaa by Moody's. For a description of the meaning of the applicable rating symbols as published by the rating agencies, see Part B, "Bond Ratings." It should be emphasized, however, that the ratings of the rating agencies represent their opinions as to the quality of the Bonds which they undertake to rate, and that these ratings are general and are not absolute standards of quality and may change from time to time.

  None of the Bonds in the Minnesota Trust were acquired from the Sponsor as sole underwriter or from an underwriting syndicate in which the Sponsor participated, or otherwise from the Sponsor's own organization. (See Part B, "Public Offering--Sponsor's and Underwriters' Profits.")

-------

* Percentages computed on the basis of the aggregate offering price of the Bonds in the Trust on the Date of Deposit.

+ A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate offering price of the Bonds in the Trust.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

                                                   UNITS
                          --------------------------------------------------------
                          NATIONAL TRUST 215 MARYLAND TRUST 97 MINNESOTA TRUST 116
                          ------------------ ----------------- -------------------
Smith Barney Inc. ......        12,100             1,950              1,550
1345 Avenue of the Amer-
 icas
New York, New York 10105
Roosevelt & Cross,
 Inc. ..................           250               100                100
20 Exchange Place
New York, New York 10005
Gruntal & Co. Incorpo-
 rated..................           250               100                --
14 Wall Street
New York, New York 10005
Legg Mason Wood Walker,
 Inc. ..................           100               250                --
111 South Calvert Street
Baltimore, Maryland
 21202
Piper Jaffray, Inc. ....           100               --                 250
Piper Jaffray Tower
222 South Ninth Street
Minneapolis, Minnesota
 55440
William R. Hough........           300               --                 --
100 Second Avenue
Suite 800
St. Petersburg, Florida
 33701
Fidelity Capital Mar-
 kets...................           250               --                 --
164 Northern Avenue
Boston, MA 02210
Raymond James & Associ-
 ates...................           250               --                 --
880 Carillon Parkway
P.O. Box 12749
St. Petersburg, Florida
 33733
Advest Inc. ............           100               --                 --
One Commercial Plaza
280 Trumbull Street
Hartford, Connecticut
 06103
Dain Bosworth Incorpo-
 rated..................           --                --                 100
Dain Bosworth Place
60 S. 6th Street
Mailstop Plsc
Minneapolis, Minnesota
 55402
First Miami Securities,
 Inc. ..................           100               --                 --
301 Yamato Road
Suite 2100
Boca Raton, Florida
 33431
John G. Kinnard & Co.,
 Inc. ..................           --                --                 100
920 Second Ave. South
Minneapolis, MN 55402
Juran & Moody, Inc. ....           --                --                 100
Minnesota Mutual Life
 Center
400 North Robert Street
St. Paul, Minnesota
 55101
Miller Johnson & Keuhn
 Incorporated...........           --                --                 100
1660 South Highway 100
Minneapolis, Minnesota
 55416

                                                   UNITS
                          --------------------------------------------------------
                          NATIONAL TRUST 215 MARYLAND TRUST 97 MINNESOTA TRUST 116
                          ------------------ ----------------- -------------------
Miller & Schroeder Fi-
 nancial, Inc. .........           --                --                 100
220 South Sixth Street
P.O. Box 789
Minneapolis, Minnesota
 55440
Oppenheimer & Co.,
 Inc. ..................           100               --                 --
Oppenheimer Tower
One World Financial Cen-
 ter
New York, New York 10281
Rauscher Pierce Refsnes,
 Inc. ..................           100               --                 --
2500 RPR Tower
Plaza of the Americas
Dallas, Texas 75201
Robert W. Baird & Co.
 Incorporated...........           --                --                 100
777 East Wisconsin Ave-
 nue
Milwaukee, Wisconsin
 53202
Wheat First Securities,
 Inc. ..................           --                100                --
901 East Byrd Street
Richmond, Virginia 23219
                                ------             -----              -----
Total...................        14,000             2,500              2,500
                                ======             =====              =====

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of Tax Exempt Securities Trust,
 National Trust 215, Maryland Trust 97 and Minnesota Trust 116:

  We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 215, Maryland Trust 97 and Minnesota Trust 116 as of January 23, 1996. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on January 23, 1996 for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 215, Maryland Trust 97 and Minnesota Trust 116 as of January 23, 1996, in conformity with generally accepted accounting principles.

                                      KPMG PEAT MARWICK LLP

New York, New York

January 23, 1996

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                  AS OF DATE OF DEPOSIT, JANUARY 23, 1996

                                                   TRUST PROPERTY
                                          ---------------------------------
                                           NATIONAL    MARYLAND  MINNESOTA
                                           TRUST 215   TRUST 97  TRUST 116
                                          ----------- ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts
   backed by
   letter of credit (1).................. $13,876,959 $2,491,041 $2,492,567
Accrued interest through the Date of De-
 posit on underlying
 bonds (1)(2)............................     157,819     21,961     23,926
Organizational costs (3).................      28,000      5,000      5,000
                                          ----------- ---------- ----------
    Total................................ $14,062,778 $2,518,002 $2,521,493
                                          =========== ========== ==========
                                          LIABILITIES AND INTEREST OF UNIT
                                                       HOLDERS
                                          ---------------------------------
Liabilities:
  Accrued interest through the Date of
   Deposit on
   underlying bonds (1)(2)............... $   157,819 $   21,961 $   23,926
  Accrued expenses (3)...................      28,000      5,000      5,000
                                          ----------- ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest
   outstanding (National Trust 215:
   14,000; Maryland Trust 97: 2,500; Min-
   nesota Trust 116: 2,500)
   Cost to investors (4).................  14,561,371  2,613,899  2,615,500
   Less--Gross underwriting commission
    (5)..................................     684,412    122,858    122,933
                                          ----------- ---------- ----------
   Net amount applicable to investors....  13,876,959  2,491,041  2,492,567
                                          ----------- ---------- ----------
    Total................................ $14,062,778 $2,518,002 $2,521,493
                                          =========== ========== ==========

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on January 23, 1996, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Morgan Guaranty Trust Company of New York issued an irrevocable letter of credit in the aggregate principal amount of $20,000,000 which was deposited with the Trustee for the purchase of $19,000,000 principal amount of Bonds pursuant to contracts to purchase such Bonds at the Sponsor's aggregate cost of $18,860,567 plus $203,706 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."
(3) Organizational costs to be paid by the Trusts have been deferred and will be amortized over five years.

(4) Aggregate public offering price (exclusive of interest) computed on 14,000, 2,500 and 2,500 Units of National Trust, Maryland Trust and Minnesota Trust, respectively, on the basis set forth in Part B, "Public Offering-- Offering Price."

(5) Sales charge of 4.70% computed on 14,000, 2,500 and 2,500 Units of National Trust, Maryland Trust and Minnesota Trust, respectively, on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying Bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

                 NATIONAL TRUST 215--PORTFOLIO OF SECURITIES
                          AS OF JANUARY 23, 1996

                                                                    COST OF   YIELD ON  ANNUAL
                                                                   SECURITIES DATE OF  INTEREST
     AGGREGATE  SECURITIES REPRESENTED    RATINGS    REDEMPTION     TO TRUST  DEPOSIT   INCOME
     PRINCIPAL   BY PURCHASE CONTRACTS      (1)    PROVISIONS (2)    (3)(4)     (4)    TO TRUST
     --------- ------------------------   ------- ---------------- ---------- -------- --------
  1. $ 500,000 Valdez, Alaska, Marine       AA-    12/1/03 @ 102   $ 500,000   5.649%  $28,250
               Terminal Revenue
               Refunding Bonds, BP
               Pipelines Inc. Project,
               5.65% Due 12/1/2028
  2. 1,000,000 City of Phoenix,              A      7/1/04 @ 102     907,490   5.400    47,500
               Arizona, Civic                     SF 7/1/19 @ 100
               Improvement Corporation,
               Waste System Lease
               Revenue Refunding Bonds,
               4.75% Due 7/1/2023
  3.   130,000 State Public Works Board     A-      6/1/03 @ 100     119,989   5.550     6,500
               of the State of                    SF 6/1/22 @ 100
               California, Lease
               Revenue Refunding Bonds,
               The Regents of the
               University of
               California, Various
               University of California
               Projects, 5.00% Due
               6/1/2023
  4. 1,000,000 Garden Grove Agency for       A     10/1/03 @ 102   1,000,000   5.874    58,750
               Community Development,             SF 10/1/14 @ 100
               California, Garden Grove
               Community Project, Tax
               Allocation Refunding
               Bonds, 5.875% Due
               10/1/2023
  5.   500,000 San Bernardino County,       A-      8/1/04 @ 102     411,055   6.000    23,750
               California, Certificates           SF 8/1/27 @ 100
               of Participation,
               Medical Center Financing
               Project, 4.75% Due
               8/1/2028
  6.   200,000 Fulco Hospital               A**     9/1/02 @ 102     200,968   6.300    12,750
               Authority, Georgia,                SF 9/1/14 @ 100
               Refunding Revenue
               Anticipation
               Certificates, Georgia
               Baptist Health Care
               System Project, 6.375%
               Due 9/1/2022
  7.   750,000 Illinois Health              AA-    4/15/02 @ 102     771,750   5.800    46,875
               Facilities Authority               SF 4/15/18 @ 100
               Revenue Bonds and
               Revenue Refunding Bonds,
               Evangelical Hospitals
               Corporation, 6.25% Due
               4/15/2022
  8.   100,000 Indiana Health Facility      AAA     7/1/02 @ 102     107,061   5.780     6,850
               Financing Authority,               SF 7/1/08 @ 100
               Hospital Revenue Bonds,
               Community Hospitals
               Projects, MBIA Insured,
               6.85% Due 7/1/2022
  9.   160,000 County of Jefferson,         A-      5/1/05 @ 102     171,062   5.900    10,800
               Kentucky, Multi-Family             SF 5/1/16 @ 100
               Housing Revenue Bonds,
               Big Stone Gap Project,
               6.75% Due 5/1/2025
 10.   500,000 Massachusets Health and       A      2/3/02 @ 102     526,955   5.800    33,250
               Educational Facilities             SF 12/1/07 @ 100
               Authority Revenue Bonds,
               Dana-Farber Cancer
               Institute Issue, 6.65%
               Due 12/1/2015
 11.   500,000 Massachusets Health and      A-     10/1/02 @ 102     534,465   5.850    34,375
               Educational Facilities             SF 10/1/03 @ 100
               Authority Revenue Bonds,
               Jordan Hospital Issue,
               6.875% Due 10/1/2022
 12. 1,000,000 Massachusetts Water           A     12/1/04 @ 100     913,550   5.350    47,500
               Resources Authority,               SF 12/1/21 @ 100
               General Revenue Bonds,
               4.75% Due 12/1/2023
 13.   250,000 Michigan State Hospital      A1*     9/1/06 @ 101     246,742   5.850    14,375
               Finance Authority,                 SF 9/1/16 @ 100
               Hospital Revenue Bonds,
               Clinton Memorial
               Hospital, St. Johns,
               Michigan, 5.75% Due
               9/1/2020
 14.   450,000 Indianola, Mississippi,      AAA     7/1/05 @ 102     457,425   5.800    27,000
               Housing Development
               Corporation, Mortgage
               Revenue Refunding Bonds,
               FHA Insured Mortgage
               Loan, Eastover
               Apartments, Section 8
               Assisted Project, MBIA
               Insured, 6.00% Due
               7/1/2022
 15.   100,000 North Carolina Eastern      Aaa*     1/1/22 @ 100      87,743   5.382     4,500
               Municipal Power Agency,            SF 1/1/21 @ 100
               Power System Revenue
               Refunding Bonds, 4.50%
               Due 1/1/2024

  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                 NATIONAL TRUST 215--PORTFOLIO OF SECURITIES
                          AS OF JANUARY 23, 1996

                                                                     COST OF   YIELD ON  ANNUAL
                                                                    SECURITIES DATE OF  INTEREST
     AGGREGATE  SECURITIES REPRESENTED    RATINGS    REDEMPTION      TO TRUST  DEPOSIT   INCOME
     PRINCIPAL   BY PURCHASE CONTRACTS      (1)    PROVISIONS (2)     (3)(4)     (4)    TO TRUST
     --------- ------------------------   ------- ----------------- ---------- -------- --------
 16. $ 750,000 North Carolina Eastern       AA      1/1/03 @ 100    $ 709,125   5.400%  $37,500
               Municipal Power Agency,             SF 1/1/14 @ 100
               Power System Refunding
               Revenue Bonds, 5.00% Due
               1/1/2021
 17.   250,000 The Hospitals and Higher     A*      6/1/03 @ 102      250,000   5.999    15,000
               Education Facilities                SF 6/1/15 @ 100
               Authority of
               Philadelphia,
               Pennsylvania, Hospital
               Revenue Bonds, Frankford
               Hospital, 6.00% Due
               6/1/2023
 18. 1,000,000 The Hospitals and Higher     A-     11/15/03 @ 102   1,060,950   5.800    66,250
               Education Facilities               SF 11/15/09 @ 100
               Authority of
               Philadelphia,
               Pennsylvania, Hospital
               Revenue Bonds, Temple
               University Hospital,
               6.625% Due 11/15/2023
 19.   900,000 The Harrisburg                A      9/1/03 @ 102      908,145   5.750    52,875
               Authority, Pennsylvania,            SF 9/1/14 @ 100
               Guaranteed Resource
               Recovery Facility
               Revenue Bonds, 5.875%
               Due 9/1/2021
 20.   500,000 South Carolina State         AA-     12/1/05 @ 102     519,100   5.750    31,000
               Housing Finance and
               Development Authority,
               Multifamily Housing
               Revenue Refunding Bonds,
               Runaway Bay Apartments
               Project, 6.20% Due
               12/1/2020
 21.   500,000 Tennessee Housing            A+      7/1/03 @ 102      501,765   5.900    29,750
               Development Agency,                 SF 1/1/19 @ 100
               Mortgage Finance Program
               Bonds, 5.95% Due
               7/1/2028
 22.   970,000 The Health, Educational       A      4/15/04 @ 100     970,000   5.999    58,200
               and Housing Facility               SF 10/15/18 @ 100
               Board of the County of
               Shelby, Tennessee,
               Multifamily Housing
               Revenue Refunding Bonds,
               Harbour Apartments
               Affordable Housing
               Project, 6.00% Due
               4/15/2024
 23.   550,000 The Health, Educational     Aaa*     10/1/04 @ 102     573,909   5.700    34,375
               & Housing Facility Board           SF 10/1/09 @ 100
               of the City of Memphis,
               Tennessee, Multifamily
               Mortgage Revenue
               Refunding Bonds, FHA
               Insured Mortgage Loan,
               River Trace Apartments,
               6.25% Due 10/1/2013
 24.   200,000 Industrial Development       AAA     9/1/05 @ 102      202,494   5.800    11,900
               Board of the County of              SF 9/1/15 @ 100
               Knox, Tennessee,
               Multifamily Mortgage
               Revenue Refunding Bonds,
               FHA Insured Mortgage
               Loan Waterford Village
               Apartments Project,
               5.95% Due 3/1/2028
 25.   240,000 The Industrial               A-      9/1/04 @ 102      257,081   5.600    15,600
               Development Board of
               Maury County, Tennessee,
               Pollution Control
               Refunding Revenue Bonds,
               Saturn Corporation
               Project, 6.50% Due
               9/1/2024

                          TAX EXEMPT SECURITIES TRUST

                 NATIONAL TRUST 215--PORTFOLIO OF SECURITIES
                          AS OF JANUARY 23, 1996

                                                                      COST OF   YIELD ON  ANNUAL
                                                                    SECURITIES  DATE OF  INTEREST
      AGGREGATE   SECURITIES REPRESENTED    RATINGS   REDEMPTION     TO TRUST   DEPOSIT   INCOME
      PRINCIPAL    BY PURCHASE CONTRACTS      (1)   PROVISIONS (2)    (3)(4)      (4)    TO TRUST
      ---------  ------------------------   ------- --------------- ----------- -------- --------
 26. $   500,000 Brazos County, Texas,        A-     1/1/04 @ 102   $   500,000  6.000%  $ 30,000
                 Health Facilities                  SF 1/1/04 @ 100
                 Development Corporation,
                 Franciscan Services
                 Corporation, Revenue
                 Refunding Bonds, St.
                 Joseph Hospital and
                 Health Center of Bryan,
                 Texas, 6.00% Due
                 1/1/2013
 27.     500,000 Intermountain Power          AA-    7/1/03 @ 100       468,135  5.450     25,000
                 Agency, Utah, Power                SF 7/1/22 @ 100
                 Supply Revenue Refunding
                 Bonds, 5.00% Due
                 7/1/2023
     -----------                                                    -----------          --------
     $14,000,000                                                    $13,876,959          $810,475
     ===========                                                    ===========          ========



  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                  MARYLAND TRUST 97--PORTFOLIO OF SECURITIES
                          AS OF JANUARY 23, 1996

                                                                      COST OF   YIELD ON  ANNUAL
                                                                     SECURITIES DATE OF  INTEREST
      AGGREGATE   SECURITIES REPRESENTED    RATINGS    REDEMPTION     TO TRUST  DEPOSIT   INCOME
      PRINCIPAL    BY PURCHASE CONTRACTS      (1)    PROVISIONS (2)    (3)(4)     (4)    TO TRUST
      ---------  ------------------------   ------- ---------------- ---------- -------- --------
  1.  $  110,000 Maryland Health & Higher     AAA     7/1/03 @ 102   $  105,695  5.300%  $  5,500
                 Educational Facilities             SF 7/1/14 @ 100
                 Authority Revenue Bonds,
                 Frederick Memorial
                 Hospital, FGIC Insured,
                 5.00% Due 7/1/2018
  2.     500,000 Maryland Health and           A      7/1/03 @ 102      507,245  5.550     28,750
                 Higher Educational                 SF 7/1/14 @ 100
                 Facilities Authority
                 Revenue Bonds, Good
                 Samaritan Hospital
                 Issue, 5.75% Due
                 7/1/2019
  3.     500,000 Community Development        Aa*    5/15/05 @ 102      506,155  5.650     29,000
                 Administration,                    SF 5/15/16 @ 100
                 Department of Housing
                 and Community
                 Development, State of
                 Maryland, Multi-Family
                 Housing Revenue Bonds,
                 5.80% Due 5/15/2026
  4.     500,000 Baltimore County,            AAA    8/20/03 @ 102      515,060  5.589     30,000
                 Maryland, Mortgage                 SF 2/20/14 @ 100
                 Revenue Refunding Bonds,
                 GNMA Collateralized,
                 Liberty Crossing
                 Apartments Project,
                 6.00% Due 8/20/2020
  5.     370,000 Housing Opportunities        A*      7/1/03 @ 102      370,000  5.750     21,275
                 Commission of Montgomery           SF 7/1/14 @ 100
                 County, Maryland,
                 Multifamily Mortgage
                 Revenue Bonds, 5.75% Due
                 7/1/2034
  6.     220,000 Prince George's County,      A*      7/1/04 @ 102      207,673  5.700     11,660
                 Maryland, Project and              SF 7/1/15 @ 100
                 Refunding Revenue Bonds,
                 Dimensions Health
                 Corporation Issue, 5.30%
                 Due 7/1/2024
  7.     300,000 Puerto Rico Highway and       A     7/1/03 @ 101.5     279,213  5.500     15,000
                 Transportation
                 Authority, Highway
                 Revenue Refunding Bonds,
                 5.00% Due 7/1/2022
      ----------                                                     ----------          --------
      $2,500,000                                                     $2,491,041          $141,185
      ==========                                                     ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                 MINNESOTA TRUST 116--PORTFOLIO OF SECURITIES
                          AS OF JANUARY 23, 1996

                                                                      COST OF   YIELD ON  ANNUAL
                                                      REDEMPTION     SECURITIES DATE OF  INTEREST
     AGGREGATE   SECURITIES REPRESENTED    RATINGS    PROVISIONS      TO TRUST  DEPOSIT   INCOME
     PRINCIPAL    BY PURCHASE CONTRACTS      (1)          (2)          (3)(4)     (4)    TO TRUST
     ---------  ------------------------   ------- ----------------- ---------- -------- --------
  1. $  500,000 Minnesota Housing            AAA     2/1/05 @ 102    $  512,140  5.700%  $ 30,000
                Finance Agency, Rental              SF 8/1/18 @ 100
                Housing Bonds, MBIA
                Insured, 6.00% Due
                2/1/2022
  2.    195,000 City of Bemidji,              A      9/1/05 @ 100       202,905  5.500     11,797
                Minnesota, Hospital                 SF 9/1/17 @ 100
                Facilities First
                Mortgage Revenue Bonds,
                North County Health
                Services Project, 6.05%
                Due 9/1/2024
  3.    500,000 City of Burnsville,          AAA     7/1/03 @ 102       510,810  5.700     30,000
                Minnesota, Multifamily              SF 7/1/19 @ 100
                Housing Revenue
                Refunding Bonds, FHA
                Insured Mortgage Loan,
                Summit Park Apartments
                Project, 6.00% Due
                7/1/2033
  4.    500,000 City of Minneapolis,         AAA    11/15/03 @ 102      463,810  5.300     23,750
                Minnesota, Housing and             SF 11/15/14 @ 100
                Redevelopment Authority
                of the City of Saint
                Paul, Minnesota, Health
                Care System Revenue
                Bonds, HealthSpan, AMBAC
                Insured, 4.75% Due
                11/15/2018
  5.    450,000 City of New Hope,           Aaa*     1/1/06 @ 102       463,482  5.700     27,225
                Minnesota, Multifamily              SF 7/1/05 @ 100
                Housing Development
                Refunding Revenue Bonds,
                GNMA Collateralized,
                North Ridge Care Center,
                Inc. Project, 6.05% Due
                1/1/2017
  6.    195,000 Southern Minnesota           A+     Currently @ 100     186,241  5.350      9,750
                Municipal Power Agency,             SF 1/1/17 @ 100
                Power Supply System
                Revenue Bonds, 5.00% Due
                1/1/2018
  7.    160,000 Southern Minnesota           A+     Currently @ 100     153,179  5.350      8,000
                Municipal Power Agency,             SF 1/1/14 @ 100
                Power Supply System
                Revenue Bonds, 5.00% Due
                1/1/2016
     ----------                                                      ----------          --------
     $2,500,000                                                      $2,492,567          $140,522
     ==========                                                      ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings".

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Portfolio."

(3) Contracts to purchase Bonds were entered into during the period August 16, 1995, through January 23, 1996, with the final settlement date on January 26, 1996. The Profit to the Sponsor on Deposit totals $141,669, $26,371 and $20,383 for the National Trust, Maryland Trust and Minnesota Trust, respectively.

(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption of Units.") Yield of Bonds was computed on the basis of offering prices on the date of deposit. The aggregate bid price of the Bonds in the National Trust, Maryland Trust and Minnesota Trust on January 23, 1996, was $13,820,959, $2,481,041 and $2,482,567, respectively.

PROSPECTUS--PART B:
--------------------------------------------------------------------------------
 NOTE THAT PART B OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED
                                   BY PART A.
--------------------------------------------------------------------------------

TAX EXEMPT SECURITIES TRUST

THE TRUSTS

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and Tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Smith Barney Inc., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee, and J.J. Kenny Co., Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust, Selected Term Trust, Long-Intermediate Term Trust, Intermediate Term Trust, Short-Intermediate Term Trust and Short Term Trust are referred to herein as the "Trust" or "Trusts," unless the context requires otherwise. On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (such Bonds and Units of preceding Series of Tax Exempt Securities Trust, if any, (the "Deposited Units") being referred to herein collectively as the "Securities"). The Trustee thereafter delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust, which Units are being offered hereby. References to multiple Trusts in Part B herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

  Notwithstanding the availability of the above-mentioned certified check or checks and/or irrevocable letter or letters of credit, it is expected that the Sponsor will pay for the Bonds as the contracts for their purchase become due. A substantial portion of such contracts have not become due by the date of this Prospectus. To the extent Units are sold prior to the settlement of such contracts, the Sponsor will receive the purchase price on such Units prior to the time at which they pay for Bonds pursuant to such contracts and have the use of such funds during this period.

OBJECTIVES

  A tax-exempt unit investment trust provides many of the same benefits as individual bond purchases, while the Unit holder avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. The objectives of a Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is, of course, no guarantee that a Trust's objectives will be achieved since the payment of interest and the preservation of principal are dependent upon the continued ability of the issuers of the bonds to meet such obligations. Subsequent to the Date of Deposit, the ratings of the Bonds set forth in Part A--"Portfolio of Securities" may decline due to, among other factors, a decline in creditworthiness of the issuer of said Bonds.

PORTFOLIO

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust: (1) the Bonds are obligations of the states, counties, territories or municipalities of the United States and authorities or political subdivisions thereof, so that the interest on them will, in the opinion of recognized bond counsel to the issuing governmental authorities, be exempt from Federal tax (including alternative minimum tax) under existing law to the extent described in "Taxes", (2) all the Bonds deposited in a State Trust are obligations of the State for which such Trust is named or of the counties, territories or municipalities of such State, and authorities or political subdivisions thereof, or of the Territory of Guam or the Commonwealth of Puerto Rico, so that the interest on them will, in the opinion of recognized bond counsel to the issuing governmental authorities, be exempt from Federal income tax under existing law to the extent described in "Taxes" and from state income taxes in the state for which such State Trust is named to the extent described in Part C, (3) the Bonds are rated A or better by a major bond rating agency, (4) the Bonds were chosen in part on the basis of their respective maturity dates and offer a degree of call protection, (5) the Bonds are diversified as to purpose of issue and location of issuer, except in the case of a State Trust where the Bonds are diversified only as to purpose of issue, and (6) in the opinion of the Sponsor, the Bonds are fairly valued relative to other bonds of comparable quality and maturity.

  The Bonds in the Portfolio of a Trust were chosen in part on the basis of their respective maturity dates. The Bonds in each Trust will have a dollar-weighted average portfolio maturity as designated in Part A--"Portfolio Summary as of Date of Deposit." For the actual maturity date of each of the Bonds contained in a Trust, which date may be earlier or later than the dollar-weighted average portfolio maturity of the Trust, see Part A, "Portfolio of Securities." A sale or other disposition of a Bond by the Trust prior to the maturity of such Bond may be at a price which results in a loss to the Trust. The inability of an issuer to pay the principal amount due upon the maturity of a Bond would result in a loss to the Trust.

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement, subject to the conditions set forth below, to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. Any Replacement Bonds must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust and (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must (1) be a tax-exempt bond; (2) have a fixed maturity or disposition date comparable to the Bond it replaces;
(3) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the execution and delivery of the Trust Agreement, which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces; (4) be purchased within twenty days after delivery of notice of the failed contracts; and (5) be rated in a category A or better by Standard & Poor's, Moody's, Fitch, or Duff & Phelps. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Unit holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Unit holders not later than the second monthly Distribution Date. Moreover, the failed contract will reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return.

RISK FACTORS

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when, as and if issued" basis; that is, they had not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). Contracts relating to such "when, as and if issued" Bonds are not expected to be settled by the first settlement date for Units. In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. Unit holders who purchased their Units of a Trust prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units for interest accruing on such "when, as and if issued" or "delayed delivery" Bonds during the interval between their purchase of Units and delivery of such Bonds, since the Trust and the Unit holders will not be reimbursing the Sponsor for interest accruing on such "when, as and if issued" or "delayed delivery" Bonds during the period between the settlement date for the Units and the delivery of such Bonds into the Trust. (See "Taxes.") Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Unit holders may receive after the first year. (See Part A, "Summary of Essential Information.") To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. (See Part A--"Portfolio Summary as of Date of Deposit" for information relating to the particular Trust described therein.) In general, a call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price, as it might be in periods of declining interest rates, than when such price valuation is less than the bond's call or redemption price. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, redemption will result in a loss of capital when compared with the original public offering price of the Units. Conversely, to the extent that a Bond was acquired at a price lower than the redemption price, redemption will result in an increase in capital when compared with the original public offering price of the Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be affected by such redemptions. Each Portfolio of Securities in Part A contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds in a Trust. Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. NEITHER THE SPONSOR NOR THE TRUSTEE SHALL BE LIABLE IN ANY WAY FOR ANY DEFAULT, FAILURE OR DEFECT IN ANY BOND.

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds, even though at the time of the issuance of such Bonds the interest coupons thereon represented then prevailing interest rates on comparably rated Bonds then newly issued. Bonds selling at market discounts tend to increase in market value as they approach maturity when the principal amount is payable. A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus any ordinary income attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Bonds or Units.

  As set forth under "Portfolio Summary as of Date of Deposit", the Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. (See Part A--"Portfolio Summary as of Date of Deposit" for information relating to the particular Trust described therein.) An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  GENERAL OBLIGATION BONDS. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors, including an erosion of the tax base due to population declines, natural disasters, declines in the state's industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the entity's control.

  As a result of the recent recession's adverse impact upon both their revenues and expenditures, as well as other factors, many state and local governments are confronting deficits and potential deficits which are the most severe in recent years. Many issuers are facing highly difficult choices about significant tax increases and/or spending reductions in order to restore budgetary balance. Failure to implement these actions on a timely basis could force the issuers to depend upon market access to finance deficits or cash flow needs.

  In addition, certain of the Bonds in the Trust may be obligations of issuers (including California issuers) who rely in whole or in part on ad valorem real property taxes as a source of revenue. Certain proposals, in the form of state legislative proposals or voter initiatives, to limit ad valorem real property taxes have been introduced in various states, and an amendment to the constitution of the State of California, providing for strict limitations on ad valorem real property taxes, has had a significant impact on the taxing powers of local governments and on the financial conditions of school districts and local governments in California. It is not possible at this time to predict the final impact of such measures, or of similar future legislative or constitutional measures, on school districts and local governments or on their abilities to make future payments on their outstanding debt obligations.

  INDUSTRIAL DEVELOPMENT REVENUE BONDS ("IDRS"). IDRs, including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities ("issuers") to finance the cost of acquiring, constructing or improving various projects, including pollution control facilities and certain industrial development facilities. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer under arrangements between the issuer and the corporate operator of a project. These arrangements may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IDRs.

  IDRs are generally issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the corporate operator of a particular project have been assigned and pledged to the holders of the IDRs or a trustee for the benefit of the holders of the IDRs. In certain cases, a mortgage on the underlying project has been assigned to the holders of the IDRs or a trustee as additional security for the IDRs. In addition, IDRs are frequently directly guaranteed by the corporate operator of the project or by another affiliated company. Regardless of the structure, payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition (including that of low-cost foreign companies), unfunded pension fund liabilities or off-balance sheet items, and financial deterioration resulting from leveraged buy-outs or takeovers. However, certain of the IDRs in the Portfolio may be additionally insured or secured by letters of credit issued by banks or otherwise guaranteed or secured to cover amounts due on the IDRs in the event of default in payment by an issuer.

  HOSPITAL AND HEALTH CARE FACILITY BONDS. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors, including the level of payments received from private third-party payors and government programs and the cost of providing health care services.

  A significant portion of the revenues of hospitals and other health care facilities is derived from private third-party payors and government programs, including the Medicare and Medicaid programs. Both private third-party payors and government programs have undertaken cost containment measures designed to limit payments made to health care facilities. Furthermore, government programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions, all of which may materially decrease the rate of program payments for health care facilities. Certain special revenue obligations (i.e., Medicare or Medicaid revenues) may be payable subject to appropriations by state legislatures. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients participating in such programs. In addition, there can be no assurance that a particular hospital or other health care facility will continue to meet the requirements for participation in such programs.

  The costs of providing health care services are subject to increase as a result of, among other factors, changes in medical technology and increased labor costs. In addition, health care facility construction and operation is subject to federal, state and local regulation relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, rate-setting, and compliance with building codes and environmental laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. These regulatory requirements are subject to change and, to comply, it may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services.

  Hospitals and other health care facilities are subject to claims and legal actions by patients and others in the ordinary course of business. Although these claims are generally covered by insurance, there can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility. In addition, a substantial increase in the cost of insurance could adversely affect the results of operations of a hospital or other health care facility. The Clinton Administration may impose regulations which could limit price increases for hospitals or the level of reimbursements for third-party payors or other measures to reduce health care costs and make health care available to more individuals, which would reduce profits for hospitals. Some states, such as New Jersey, have significantly changed their reimbursement systems. If a hospital cannot adjust to the new system by reducing expenses or raising rates, financial difficulties may arise. Also, Blue Cross has denied reimbursement for some hospitals for services other than emergency room services. The lost volume would reduce revenues unless replacement patients were found.

  Certain hospital bonds may provide for redemption at par at any time upon the sale by the issuer of the hospital facilities to a non-affiliated entity, if the hospital becomes subject to ad valorem taxation, or in various other circumstances. For example, certain hospitals may have the right to call bonds at par if the hospital may be legally required because of the bonds to perform procedures against specified religious principles or to disclose information that is considered confidential or privileged. Certain FHA-insured bonds may provide that all or a portion of these bonds, otherwise callable at a premium, can be called at par in certain circumstances. If a hospital defaults upon a bond obligation, the realization of Medicare and Medicaid receivables may be uncertain and, if the bond obligation is secured by the hospital facilities, legal restrictions on the ability to foreclose upon the facilities and the limited alternative uses to which a hospital can be put may severely reduce its collateral value.

  The Internal Revenue Service is currently engaged in a program of intensive audits of certain large tax-exempt hospital and health care facility organizations. Although these audits have not yet been completed, it has been reported that the tax-exempt status of some of these organizations may be revoked. At this time, it is uncertain whether any of the hospital and health care facility bonds held by the Trust will be affected by such audit proceedings.

  SINGLE FAMILY AND MULTI-FAMILY HOUSING BONDS. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from the revenues derived from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences.

  Housing obligations are not general obligations of the issuer although certain obligations may be supported to some degree by Federal, state or local housing subsidy programs. Budgetary constraints experienced by these programs as well as the failure by a state or local housing issuer to satisfy the qualifications required for coverage under these programs or any legal or administrative determinations that the coverage of these programs is not available to a housing issuer, probably will result in a decrease or elimination of subsidies available for payment of amounts due on the issuer's obligations. The ability of housing issuers to make debt service payments on their obligations will also be affected by various economic and non-economic developments including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims, employment and income conditions prevailing in local markets, increases in construction costs, taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations and economic trends generally in the localities in which the projects are situated. Occupancy of multi-family housing projects may also be adversely affected by high rent levels and income limitations imposed under Federal, state or local programs.

  All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool, and therefore the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Single-family issues are subject to mandatory redemption in whole or in part from prepayments on underlying mortgage loans; mortgage loans are frequently partially or completely prepaid prior to their final stated maturities as a result of events such as declining interest rates, sale of the mortgaged premises, default, condemnation or casualty loss. Multi-family issues are characterized by mandatory redemption at par upon the occurrence of monetary defaults or breaches of covenants by the project operator. Additionally, housing obligations are generally subject to mandatory partial redemption at par to the extent that proceeds from the sale of the obligations are not allocated within a stated period (which may be within a year of the date of issue). To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and, in any event, reduce the amount of income that would otherwise have been paid to Holders.

  The tax exemption for certain housing revenue bonds depends on qualification under Section 143 of the Internal Revenue Code of 1986, as amended (the "Code"), in the case of single family mortgage revenue bonds or Section 142(a)(7) of the Code or other provisions of Federal law in the case of certain multi-family housing revenue bonds (including Section 8 assisted bonds). These sections of the Code or other provisions of Federal law contain certain ongoing requirements, including requirements relating to the cost and location of the residences financed with the proceeds of the single family mortgage revenue bonds and the income levels of tenants of the rental projects financed with the proceeds of the multi-family housing revenue bonds. While the issuers of the bonds and other parties, including the originators and servicers of the single-family mortgages and the owners of the rental projects financed with the multi-family housing revenue bonds, generally covenant to meet these ongoing requirements and generally agree to institute procedures designed to ensure that these requirements are met, there can be no assurance that these ongoing requirements will be consistently met. The failure to meet these requirements could cause the interest on the bonds to become taxable, possibly retroactively to the date of issuance, thereby reducing the value of the bonds, subjecting the Holders to unanticipated tax liabilities and possibly requiring the Trustee to sell the bonds at reduced values. Furthermore, any failure to meet these ongoing requirements might not constitute an event of default under the applicable mortgage or permit the holder to accelerate payment of the bond or require the issuer to redeem the bond. In any event, where the mortgage is insured by the Federal Housing Administration, its consent may be required before insurance proceeds would become payable to redeem the mortgage bonds.

  POWER FACILITY BONDS. The ability of utilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors, including the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities, in particular investor-owned utilities, are subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations.

  The demand for a utility's services is influenced by, among other factors, competition, weather conditions and economic conditions. Electric utilities, for example, have experienced increased competition as a result of the availability of other energy sources, the effects of conservation on the use of electricity, self-generation by industrial customers and the generation of electricity by co-generators and other independent power producers. Also, increased competition will result if federal regulators determine that utilities must open their transmission lines to competitors. Utilities which distribute natural gas also are subject to competition from alternative fuels, including fuel oil, propane and coal.

  The utility industry is an increasing cost business making the cost of generating electricity more expensive and heightening its sensitivity to regulation. A utility's costs are influenced by the utility's cost of capital, the availability and cost of fuel and other factors. In addition, natural gas pipeline and distribution companies have incurred increased costs as a result of long-term natural gas purchase contracts containing "take or pay" provisions which require that they pay for natural gas even if natural gas is not taken by them. There can be no assurance that a utility will be able to pass on these increased costs to customers through increased rates. Utilities incur substantial capital expenditures for plant and equipment. In the future they will also incur increasing capital and operating expenses to comply with environmental legislation such as the Clean Air Act of 1990, and other energy, licensing and other laws and regulations relating to, among other things, air emissions, the quality of drinking water, waste water discharge, solid and hazardous substance handling and disposal, and siting and licensing of facilities. Environmental legislation and regulations are changing rapidly and are the subject of current public policy debate and legislative proposals. It is increasingly likely that some or many utilities will be subject to more stringent environmental standards in the future that could result in significant capital expenditures. Future legislation and regulation could include, among other things, regulation of so-called electromagnetic fields associated with electric transmission and distribution lines as well as emissions of carbon dioxide and other so-called greenhouse gases associated with the burning of fossil fuels. Compliance with these requirements may limit a utility's operations or require substantial investments in new equipment and, as a result, may adversely affect a utility's results of operations.

  The electric utility industry in general is subject to various external factors including (a) the effects of inflation upon the costs of operation and construction, (b) substantially increased capital outlays and longer construction periods for larger and more complex new generating units, (c) uncertainties in predicting future load requirements, (d) increased financing requirements coupled with limited availability of capital, (e) exposure to cancellation and penalty charges on new generating units under construction,
(f) problems of cost and availability of fuel, (g) compliance with rapidly changing and complex environmental, safety and licensing requirements, (h) litigation and proposed legislation designed to delay or prevent construction of generating and other facilities, (i) the uncertain effects of conservation on the use of electric energy, (j) uncertainties associated with the development of a national energy policy, (k) regulatory, political and consumer resistance to rate increases and (l) increased competition as a result of the availability of other energy sources. These factors may delay the construction and increase the cost of new facilities, limit the use of, or necessitate costly modifications to, existing facilities, impair the access of electric utilities to credit markets, or substantially increase the cost of credit for electric generating facilities. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  The National Energy Policy Act ("NEPA"), which became law in October, 1992, makes it mandatory for a utility to permit non-utility generators of electricity access to its transmission system for wholesale customers, thereby increasing competition for electric utilities. NEPA also mandated demand-side management policies to be considered by utilities. NEPA prohibits the Federal Energy Regulatory Commission from mandating electric utilities to engage in retail wheeling, which is competition among suppliers of electric generation to provide electricity to retail customers (particularly industrial retail customers) of a utility. However, under NEPA, a state can mandate retail wheeling under certain conditions.

  There is concern by the public, the scientific community, and the U.S. Congress regarding environmental damage resulting from the use of fossil fuels. Congressional support for the increased regulation of air, water, and soil contaminants is building and there are a number of pending or recently enacted legislative proposals which may affect the electric utility industry. In particular, on November 15, 1990, legislation was signed into law that substantially revises the Clean Air Act (the "1990 Amendments"). The 1990 Amendments seek to improve the ambient air quality throughout the United States by the year 2000. A main feature of the 1990 Amendments is the reduction of sulphur dioxide and nitrogen oxide emissions caused by electric utility power plants, particularly those fueled by coal. Under the 1990 Amendments the U.S. Environmental Protection Agency ("EPA") must develop limits for nitrogen oxide emissions by 1993. The sulphur dioxide reduction will be achieved in two phases. Phase I addresses specific generating units named in the 1990 Amendments. In Phase II the total U.S. emissions will be capped at 8.9 million tons by the year 2000. The 1990 Amendments contain provisions for allocating allowances to power plants based on historical or calculated levels. An allowance is defined as the authorization to emit one ton of sulphur dioxide.

  The 1990 Amendments also provide for possible further regulation of toxic air emissions from electric generating units pending the results of several federal government studies to be conducted over the next three to four years with respect to anticipated hazards to public health, available corrective technologies, and mercury toxicity.

  Electric utilities which own or operate nuclear power plants are exposed to risks inherent in the nuclear industry. These risks include exposure to new requirements resulting from extensive federal and state regulatory oversight, public controversy, decommissioning costs, and spent fuel and radioactive waste disposal issues. While nuclear power construction risks are no longer of paramount concern, the emerging issue is radioactive waste disposal. In addition, nuclear plants typically require substantial capital additions and modifications throughout their operating lives to meet safety, environmental, operational and regulatory requirements and to replace and upgrade various plant systems. The high degree of regulatory monitoring and controls imposed on nuclear plants could cause a plant to be out of service or on limited service for long periods. When a nuclear facility owned by an investor-owned utility or a state or local municipality is out of service or operating on a limited service basis, the utility operator or its owners may be liable for the recovery of replacement power costs. Risks of substantial liability also arise from the operation of nuclear facilities and from the use, handling, and possible radioactive emissions associated with nuclear fuel. Insurance may not cover all types or amounts of loss which may be experienced in connection with the ownership and operation of a nuclear plant and severe financial consequences could result from a significant accident or occurrence. The Nuclear Regulatory Commission has promulgated regulations mandating the establishment of funded reserves to assure financial capability for the eventual decommissioning of licensed nuclear facilities. These funds are to be accrued from revenues in amounts currently estimated to be sufficient to pay for decommissioning costs.

  The ability of state and local joint action power agencies to make payments on bonds they have issued is dependent in large part on payments made to them pursuant to power supply or similar agreements. Courts in Washington, Oregon and Idaho have held that certain agreements between the Washington Public Power Supply System ("WPPSS") and the WPPSS participants are unenforceable because the participants did not have the authority to enter into the agreements. While these decisions are not specifically applicable to agreements entered into by public entities in other states, they may cause a reexamination of the legal structure and economic viability of certain projects financed by joint power agencies, which might exacerbate some of the problems referred to above and possibly lead to legal proceedings questioning the enforceability of agreements upon which payment of these bonds may depend.

  WATER AND SEWER REVENUE BONDS. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by failure of municipalities to utilize fully the facilities constructed by these authorities, economic or population decline and resulting decline in revenue from user charges, rising construction and maintenance costs and delays in construction of facilities, impact of environmental requirements, failure or inability to raise user charges in response to increased costs, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no growth" zoning ordinances. In some cases this ability may be affected by the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

  UNIVERSITY AND COLLEGE BONDS. The ability of universities and colleges to meet their obligations is dependent upon various factors, including the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities, and, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education. The institution's ability to maintain enrollment levels will depend on such factors as tuition costs, demographic trends, geographic location, geographic diversity and quality of the student body, quality of the faculty and the diversity of program offerings.

  Legislative or regulatory action in the future at the Federal, state or local level may directly or indirectly affect eligibility standards or reduce or eliminate the availability of funds for certain types of student loans or grant programs, including student aid, research grants and work-study programs, and may affect indirect assistance for education.

  LEASE RENTAL BONDS. Lease rental bonds are issued for the most part by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings (administrative offices, convention centers and prisons, for example) or the purchase of equipment (police cars and computer systems, for example) that will be used by a state or local government (the "lessee"). Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Willingness to pay may be subject to changes in the views of citizens and government officials as to the essential nature of the finance project. Lease rental bonds are subject, in almost all cases, to the annual appropriation risk, i.e., the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states--rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. (In these cases, insurance provisions and reserve funds designed to alleviate this risk become important credit factors). In the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project. Some of these issues, particularly those for equipment purchase, contain the so-called "substitution safeguard", which bars the lessee government, in the event it defaults on its rental payments, from the purchase or use of similar equipment for a certain period of time. This safeguard is designed to insure that the lessee government will appropriate the necessary funds even though it is not legally obligated to do so, but its legality remains untested in most, if not all, states.

  CAPITAL IMPROVEMENT FACILITY BONDS. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency which bonds are secured by the proceeds of the sale of the bonds, proceeds from investments and the indebtedness of a local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  SOLID WASTE DISPOSAL BONDS. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. All of these factors may be affected by a failure of municipalities to fully utilize the facilities, an insufficient supply of waste for disposal due to economic or population decline, rising construction and maintenance costs, any delays in construction of facilities, lower-cost alternative modes of waste processing and changes in environmental regulations. Because of the relatively short history of this type of financing, there may be technological risks involved in the satisfactory construction or operation of the projects exceeding those associated with most municipal enterprise projects. Increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities. These costs include compliance with frequently changing and complex regulatory requirements, the cost of obtaining construction and operating permits, the cost of conforming to prescribed and changing equipment standards and required methods of operation and, for incinerators or waste-to-energy facilities, the cost of disposing of the waste residue that remains after the disposal process in an environmentally safe manner. In addition, waste disposal facilities frequently face substantial opposition by environmental groups and officials to their location and operation, to the possible adverse effects upon the public health and the environment that may be caused by wastes disposed of at the facilities and to alleged improper operating procedures. Waste disposal facilities benefit from laws which require waste to be disposed of in a certain manner but any relaxation of these laws could cause a decline in demand for the facilities' services. Finally, waste-to-energy facilities are concerned with many of the same issues facing utilities insofar as they derive revenues from the sale of energy to local power utilities (see Power Facility Bonds above).

  MORAL OBLIGATION BONDS. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Even though the state may be called on to restore any deficits in capital reserve funds of the agencies or authorities which issued the bonds, any restoration generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  REFUNDED BONDS. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  AIRPORT, PORT AND HIGHWAY REVENUE BONDS. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports (including airport terminals and maintenance facilities), bridges, marine terminals, turnpikes and port authorities. For example, the major portion of gross airport operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, facilities, service fees, concessions and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased aviation fuel costs, deregulation, traffic constraints, the recent recession and other factors. As a result, several airlines are experiencing severe financial difficulties. Several airlines including America West Airlines have sought protection from their creditors under Chapter 11 of the Bankruptcy Code. In addition, other airlines such as Midway Airlines Inc., Eastern Airlines, Inc. and Pan American Corporation have been liquidated. However, Continental Airlines and Trans World Airlines have emerged from bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Furthermore, proposed Legislation would provide the U.S. Secretary of Transportation with the temporary authority to freeze airport fees upon the occurrence of disputes between a particular airport facility and the airlines utilizing that facility.

  Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility, lower cost of alternative modes of transportation or scarcity of fuel and reduction or loss of rents.

  SPECIAL TAX BONDS. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax such as a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax due to a general decline in the local economy or population or due to a decline in the consumption, use or cost of the goods and services that are subject to taxation. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  TAX ALLOCATION BONDS. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located ("project areas"). Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area, caused either by economic factors beyond the Issuer's control (such as a relocation out of the project area by one or more major property owners) or by destruction of property due to natural or other disasters; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  TRANSIT AUTHORITY BONDS. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax such as a sales tax or a property tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  CONVENTION FACILITY BONDS. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  PUERTO RICO. The Portfolio may contain bonds of issuers which will be affected by general economic conditions in Puerto Rico. Puerto Rico's unemployment rate remains significantly higher than the U.S. unemployment rate. Furthermore, the economy is largely dependent for its development upon U.S. policies and programs that are being reviewed and may be eliminated.

  The Puerto Rican economy is affected by a number of Commonwealth and Federal investment incentive programs. For example, Section 936 of the Internal Revenue Code (the "Code") provides for a credit against Federal income taxes for U.S. companies operating on the island if certain requirements are met. The Omnibus Budget Reconciliation Act of 1993 imposes limits on such credit, effective for tax years beginning after 1993. In addition, from time to time proposals are introduced in Congress which, if enacted into law, would eliminate some or all of the benefits of Section 936. Although no assessment can be made at this time of the precise effect of such limitation, it is expected that the limitation of
Section 936 credits would have a negative impact on Puerto Rico's economy.

  Aid for Puerto Rico's economy has traditionally depended heavily on Federal programs, and current Federal budgetary policies suggest that an expansion of aid to Puerto Rico is unlikely. An adverse effect on the Puerto Rican economy could result from other U.S. policies, including a reduction of tax benefits for distilled products, further reduction in transfer payment programs such as food stamps, curtailment of military spending and policies which could lead to a stronger dollar.

  In a plebiscite held in November, 1993, the Puerto Rican electorate chose to continue Puerto Rico's Commonwealth status. Previously proposed legislation, which was not enacted, would have preserved the federal tax exempt status of the outstanding debts of Puerto Rico and its public corporations regardless of the outcome of the referendum, to the extent that similar obligations issued by states are so treated and subject to the provisions of the Code currently in effect. There can be no assurance that any pending or future legislation finally enacted will include the same or similar protection against loss of tax exemption. The November 1993 plebiscite can be expected to have both direct and indirect consequences on such matters as the basic characteristics of future Puerto Rico debt obligations, the markets for these obligations, and the types, levels and quality of revenue sources pledged for the payment of existing and future debt obligations. Such possible consequences include, without limitation, legislative proposals seeking restoration of the status of Section 936 benefits otherwise subject to the limitations discussed above. However, no assessment can be made at this time of the economic and other effects of a change in federal laws affecting Puerto Rico as a result of the November 1993 plebiscite.

  INSURANCE. Certain Bonds (the "Insured Bonds") may be insured or guaranteed by AMBAC Indemnity Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Guaranty Insurance Company ("CGIC"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. The ratings are subject to change at any time at the discretion of the rating agencies. In determining whether to insure bonds, the Insurance Companies severally apply their own standards. The cost of this insurance is borne either by the issuers or previous owners of the bonds or by the Sponsor. The insurance policies are non-cancellable and will continue in force so long as the Insured Bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on but do not guarantee the market value of the Insured Bonds or the value of the Units. The insurance policies generally do not provide for accelerated payments of principal or, except in the case of any portfolio insurance policies, cover redemptions resulting from events of taxability. If the issuer of any Insured Bond should fail to make an interest or principal payment, the insurance policies generally provide that the Trustee or its agent shall give notice of nonpayment to the Insurance Company or its agent and provide evidence of the Trustee's right to receive payment. The Insurance Company is then required to disburse the amount of the failed payment to the Trustee or its agent and is thereafter subrogated to the Trustee's right to receive payment from the issuer.

  The following are brief descriptions of certain of the insurance companies that may insure or guarantee certain Bonds. The financial information presented for each company has been determined on a statutory basis and is unaudited.

  AMBAC is a Wisconsin-domiciled stock insurance company, regulated by the Insurance Department of the State of Wisconsin, and licensed to do business in various states, with admitted assets of approximately $2,204,000,000 and policyholders' surplus of approximately $792,000,000 as of March 31, 1995. AMBAC is a wholly-owned subsidiary of AMBAC Inc., a financial holding company which is publicly owned following a complete divestiture by Citibank during the first quarter of 1992.

  Asset Guaranty is a New York State insurance company licensed to write financial guarantee, credit, residual value and surety insurance. Asset Guaranty commenced operations in mid-1988 by providing reinsurance to several major monoline insurers. Asset Guaranty also issued limited amounts of primary financial guaranty insurance, but not in direct competition with the primary mono-line companies for which it acts as a reinsurer. The parent holding company of Asset Guaranty, Asset Guarantee Inc. (AGI), merged with Enhance Financial Services (EFS) in June, 1990 to form Enhance Financial Services Group Inc. (EFSG). The two main, 100%-owned subsidiaries of EFSG, Asset Guaranty and Enhance Reinsurance Company (ERC), share common management and physical resources. After an initial public offering completed in February 1992 and the sale by Merrill Lynch & Co. of its stake, EFSG is 49.8%-owned by the public, 29.9% by US West Financial Services, 14.1% by Manufacturers Life Insurance Co. and 6.2% by senior management. Both ERC and Asset Guaranty are rated "AAA" for claims paying ability by Duff & Phelps. ERC is rated triple-A for claims-paying ability by both S&P and Moody's. Asset Guaranty received a "AA" claims-paying-ability rating from S&P during August 1993, but remains unrated by Moody's. As of March 31, 1995 Asset Guaranty had admitted assets of approximately $166,000,000 and policyholders' surplus of approximately $77,000,000.

  CAPMAC commenced operations in December, 1987 as the second monoline financial guaranty insurance company (after FSA) organized solely to insure non-municipal obligations. CAPMAC, a New York corporation, is a wholly-owned subsidiary of CAPMAC Holdings, Inc. (CHI), which was sold in 1992 by Citibank (New York State) to a group of 12 investors led by the following: Dillon Read's Saratoga Partners II; L.P. (Saratoga), an acquisition fund; Caprock Management, Inc., representing Rockefeller family interests; Citigrowth Fund, a Citicorp venture capital group; and CAPMAC senior management and staff. These groups control approximately 70% of the stock of CHI. CAPMAC had traditionally specialized in guaranteeing consumer loan and trade receivable asset-backed securities. Under the new ownership group CAPMAC intends to become involved in the municipal bond insurance business, as well as their traditional non-municipal business. As of March 31, 1995 CAPMAC's admitted assets were approximately $210,000,000 and its policyholders' surplus was approximately $138,000,000.

  CGIC, a monoline bond insuror headquartered in San Francisco, California, was established in November 1986 to assume the financial guaranty business of United States Fidelity and Guaranty Company ("USF&G"). It is a wholly-owned subsidiary of Capital Guaranty Corporation ("CGC") whose stock is owned by:
Constellation Investments, Inc., an affiliate of Baltimore Gas & Electric, Fleet/Norstar Financial Group, Inc., Safeco Corporation, Sibag Finance Corporation, an affiliate of Siemens AG, and USF&G, the 8th largest property/casualty company in the U.S. as measured by net premiums written, and CGC management. As of March 31, 1995, CGIC had total admitted assets of approximately $309,000,000 and policyholders' surplus of approximately $171,000,000.

  Connie Lee is a wholly owned subsidiary of College Construction Loan Insurance Association ("CCLIA"), a government-sponsored enterprise established by Congress to provide American academic institutions with greater access to low-cost capital through enhancement. Connie Lee, the operating insurance company, was incorporated in 1987 and began business as a reinsurer of tax-exempt bonds of colleges, universities, and teaching hospitals with a concentration on the hospital sector. During the fourth quarter of 1991 Connie Lee began underwriting primary bond insurance which will focus largely on the college and university sector. CCLIA's founding shareholders are the U.S. Department of Education, which owns 36% of CCLIA, and the Student Loan Marketing Association ("Sallie Mae"), which owns 14%. The other principal owners are: Pennsylvania Public School Employees' Retirement System, Metropolitan Life Insurance Company, Kemper Financial Services, Johnson family funds and trusts, Northwestern University, Rockefeller & Co., Inc. administered trusts and funds, and Stanford University. Connie Lee is domiciled in the state of Wisconsin and has licenses to do business in 47 states and the District of Columbia. As of March 31, 1995, its total admitted assets were approximately $195,000,000 and policyholders' surplus was approximately $108,000,000.

  Financial Guaranty, a New York stock insurance company, is a wholly-owned subsidiary of FGIC Corporation which is wholly-owned by General Electric Capital Corporation. The investors in the FGIC Corporation are not obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty commenced its business of providing insurance and financial guarantees for a variety of investment instruments in January 1984 and is currently authorized to provide insurance in 49 states and the District of Columbia. It files reports with state regulatory agencies and is subject to audit and review by those authorities. As of March 31, 1995, its total admitted assets were approximately $2,172,000,000 and its policyholders' surplus was approximately $963,000,000.

  FSA is a monoline property and casualty insurance company incorporated in New York in 1984. It is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd., which was acquired in December 1989 by US West, Inc., the regional Bell Telephone Company serving the Rocky Mountain and Pacific Northwestern states. U.S. West is currently seeking to sell FSA. FSA is licensed to engage in the surety business in 42 states and the District of Columbia. FSA is engaged exclusively in the business of writing financial guaranty insurance on both tax-exempt and non-municipal securities. As of March 31, 1995, FSA had policyholders' surplus of approximately $341,000,000 and total admitted assets of approximately $806,000,000.

  MBIA is the principal operating subsidiary of MBIA Inc. The principal shareholders of MBIA Inc. were originally Aetna Casualty and Surety Company, The Fund American Companies, Inc., subsidiaries of CIGNA Corporation and Credit Local de France, CAECL, S.A. These principal shareholders now own approximately 13% of the outstanding common stock of MBIA Inc., following a series of four public equity offerings over a five-year period. As of March 31, 1995, MBIA had admitted assets of approximately $3,504,000,000 and policyholders' surplus of approximately $1,132,000,000.

  Insurance companies are subject to regulation and supervision in the jurisdictions in which they do business under statutes which delegate regulatory, supervisory and administrative powers to state insurance commissioners. This regulation, supervision and administration relate, among other things, to: the standards of solvency which must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; deposits of securities for the benefit of policyholders; approval of policy forms and premium rates; periodic examinations of the affairs of insurance companies; annual and other reports required to be filed on the financial condition of insurers or for other purposes; and requirements regarding reserves for unearned premiums, losses and other matters. Regulatory agencies require that premium rates not be excessive, inadequate or unfairly discriminatory. Insurance regulation in many states also includes "assigned risk" plans, reinsurance facilities, and joint underwriting associations, under which all insurers writing particular lines of insurance within the jurisdiction must accept, for one or more of those lines, risks unable to secure coverage in voluntary markets. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors.

  Although the Federal government does not regulate the business of insurance, Federal initiatives can significantly impact the insurance business. Current and proposed Federal measures which may significantly affect the insurance business include pension regulation (ERISA), controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, personal privacy protection, tax law changes affecting life insurance companies or the relative desirability of various personal investment vehicles and repeal of the current antitrust exemption for the insurance business. (If this exemption is eliminated, it will substantially affect the way premium rates are set by all property-liability insurers.) In addition, the Federal government operates in some cases as a co-insurer with the private sector insurance companies.

  Insurance companies are also affected by a variety of state and Federal regulatory measures and judicial decisions that define and extend the risks and benefits for which insurance is sought and provided. These include judicial redefinitions of risk exposure in areas such as products liability and state and Federal extension and protection of employee benefits, including pension, workers' compensation, and disability benefits. These developments may result in short-term adverse effects on the profitability of various lines of insurance. Longer-term adverse effects can often be minimized through prompt repricing of coverages and revision of policy terms. In some instances, these developments may create new opportunities for business growth. All insurance companies write policies and set premiums based on actuarial assumptions about mortality, injury, the occurrence of accidents and other insured events. These assumptions, while well supported by past experience, necessarily do not take account of future events. The occurrence in the future of unforeseen circumstances could affect the financial condition of one or more insurance companies. The insurance business is highly competitive and with the deregulation of financial service businesses, it should become more competitive. In addition, insurance companies may expand into non-traditional lines of business which may involve different types of risks.

  The above financial information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

  LITIGATION AND LEGISLATION. To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

  Under the Federal Bankruptcy Act, a political subdivision or public agency or instrumentality of any state, including municipalities, may proceed to restructure or otherwise alter the terms of its obligations, including those of the type comprising the Trust's Portfolio. The Sponsor is unable to predict what effect, if any, this legislation might have on the Trust.

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court clarified in South Carolina v. Baker (decided April 20, 1988) that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. Holders are urged to consult their own tax advisers.

  TAX EXEMPTION. In the opinion of bond counsel rendered on the date of issuance of each Bond, the interest on each Bond is excludable from gross income under existing law for regular Federal income tax purposes (except in certain circumstances depending on the Holder) but may be subject to state and local taxes. As discussed under Taxes below, interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their date of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the Bonds) to comply with certain ongoing requirements.

  Moreover, the Internal Revenue Service is expanding its examination program with respect to tax-exempt bonds. The expanded examination program will consist of, among other measures, increased enforcement against abusive transactions, broader audit coverage (including the expected issuance of audit guidelines) and expanded compliance achieved by means of expected revisions to the tax-exempt bond information return forms. At this time, it is uncertain whether the tax exempt status of any of the Bonds would be affected by such proceedings, or whether such effect, if any, would be retroactive.

  In certain cases, a Bond may provide that if the interest on the Bond should ultimately be determined to be taxable, the Bond would become due and payable by its issuer, and, in addition, may provide that any related letter of credit or other security could be called upon if the issuer failed to satisfy all or part of its obligation. In other cases, however, a Bond may not provide for the acceleration or redemption of the Bond or a call upon the related letter of credit or other security upon a determination of taxability. In those cases in which a Bond does not provide for acceleration or redemption or in which both the issuer and the bank or other entity issuing the letter of credit or other security are unable to meet their obligations to pay the amounts due on the Bond as a result of a determination of taxability, the Trustee would be obligated to sell the Bond and, since it would be sold as a taxable security, it is expected that it would have to be sold at a substantial discount from current market price. In addition, as mentioned above, under certain circumstances Holders could be required to pay income tax on interest received prior to the date on which the interest is determined to be taxable.

THE UNITS

  On the Date of Deposit, each Unit in a Trust represented a fractional undivided interest in the principal and net income of such Trust as is set forth in Part A, "Summary of Essential Information."

  If any Units are redeemed after the date of this Prospectus by the Trustee, the principal amount of Bonds in the affected Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in the affected Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsor, or until the termination of the Trust Agreement. (See "Amendment and Termination of the Trust Agreement-- Termination.")

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Davis Polk & Wardwell, special counsel for the Sponsor, under existing law:

    The Trusts are not associations taxable as corporations for Federal income tax purposes, and income received by the Trusts will be treated as the income of the Unit holders ("Holders") in the manner set forth below.

    Each Holder of Units of a Trust will be considered the owner of a pro rata portion of each Bond in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to determine the face amount of a Holder's pro rata portion of each Bond on the Date of Deposit, see "Aggregate Principal" under "Portfolio of Securities". The total cost to a Holder of his Units, including sales charges, is allocated to his pro rata portion of each Bond, in proportion to the fair market values thereof on the date the Holder purchases his Units, in order to determine his tax cost for his pro rata portion of each Bond. In order for a Holder who purchases his Units on the Date of Deposit to determine the fair market value of his pro rata portion of each Bond on such date, see "Cost of Securities to Trust" under "Portfolio of Securities".

    Each Holder of Units of a Trust will be considered to have received the interest on his pro rata portion of each Bond when interest on the Bond is received by the Trust. In the opinion of bond counsel (delivered on the date of issuance of each Bond), such interest will be excludable from gross income for regular Federal income tax purposes (except in certain limited circumstances referred to below). Amounts received by a Trust pursuant to a bank letter of credit, guarantee or insurance policy with respect to payments of principal, premium or interest on a Bond in the Trust will be treated for Federal income tax purposes in the same manner as if such amounts were paid by the issuer of the Bond.

    The Trusts may contain Bonds which were originally issued at a discount ("original issue discount"). The following principles will apply to each Holder's pro rata portion of any Bond originally issued at a discount. In general, original issue discount is defined as the difference between the price at which a debt obligation was issued and its stated redemption price at maturity. Original issue discount on a tax-exempt obligation issued after September 3, 1982, is deemed to accrue as tax-exempt interest over the life of the obligation under a formula based on the compounding of interest. Original issue discount on a tax-exempt obligation issued before July 2, 1982 is deemed to accrue as tax-exempt interest ratably over the life of the obligation. Original issue discount on any tax-exempt obligation issued during the period beginning July 2, 1982 and ending September 3, 1982 is also deemed to accrue as tax-exempt interest over the life of the obligation, although it is not clear whether such accrual is ratable or is determined under a formula based on the compounding of interest. If a Holder's tax cost for his pro rata portion of a Bond issued with original issue discount is greater than its "adjusted issue price" but less than its stated redemption price at maturity (as may be adjusted for certain payments), the Holder will be considered to have purchased his pro rata portion of the Bond at an "acquisition premium." A Holder's adjusted tax basis for his pro rata portion of a Bond issued with original issue discount will include original issue discount accrued during the period such Holder held his Units. Such increases to the Holder's tax basis in his pro rata portion of the Bond resulting from the accrual of original issue discount, however, will be reduced by the amortization of any such acquisition premium.

    If a Holder's tax basis for his pro rata portion of a Bond in the Holder's Trust exceeds the redemption price at maturity thereof (subject to certain adjustments), the Holder will be considered to have purchased his pro rata portion of the Bond with "amortizable bond premium". The Holder is required to amortize such bond premium over the term of the Bond. Such amortization is only a reduction of basis for his pro rata portion of the Bond and does not result in any deduction against the Holder's income. Therefore, under some circumstances, a Holder may recognize taxable gain when his pro rata portion of a Bond is disposed of for an amount equal to or less than his original tax basis therefor.

    A Holder will recognize taxable gain or loss when all or part of his pro rata portion of a Bond in his Trust is disposed of by the Trust for an amount greater or less than his adjusted tax basis. Any such taxable gain or loss will be capital gain or loss, except that any gain from the disposition of a Holder's pro rata portion of a Bond acquired by the Holder at a "market discount" (i.e., where the Holder's original basis for his pro rata portion of the Bond (plus any original issue discount which will accrue thereon until its maturity) is less than its stated redemption price at maturity) would be treated as ordinary income to the extent the gain does not exceed the accrued market discount. Capital gains are generally taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. A Holder will also be considered to have disposed of all or part of his pro rata portion of each Bond when he sells or redeems all or some of his Units.

    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by each Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes, but will not necessarily be tax-exempt.

    Under Section 265 of the Code, a Holder (except a corporate Holder) is not entitled to a deduction for his pro rata share of fees and expenses of a Trust because the fees and expenses are incurred in connection with the production of tax-exempt income. Further, if borrowed funds are used by a Holder to purchase or carry Units of any Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. In addition, under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules may be applicable for state tax purposes.

    From time to time proposals are introduced in Congress and state legislatures which, if enacted into law, could have an adverse impact on the tax-exempt status of the Bonds. It is impossible to predict whether any legislation in respect of the tax status of interest on such obligations may be proposed and eventually enacted at the Federal or state level.

    The foregoing discussion relates only to Federal and certain aspects of New York State and City income taxes. Depending on their state of residence, Holders may be subject to state and local taxation and should consult their own tax advisers in this regard.

                                 *  *  *  *  *

  Interest on certain tax-exempt bonds issued after August 7, 1986 will be a preference item for purposes of the alternative minimum tax ("AMT"). The Sponsor believes that interest (including any original issue discount) on the Bonds should not be subject to the AMT for individuals or corporations under this rule. A corporate Holder should be aware, however, that the accrual or receipt of tax-exempt interest not subject to the AMT may give rise to an alternative minimum tax liability (or increase an existing liability) because the interest income will be included in the corporation's "adjusted current earnings" for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code and will be taken into account for purposes of the environmental tax on corporations under Section 59A of the Code, which is based on an alternative minimum taxable income.

  In addition, interest on the Bonds must be taken into consideration in computing the portion, if any, of social security benefits that will be included in an individual's gross income and subject to Federal income tax. Holders are urged to consult their own tax advisers concerning an investment in Units.

  At the time of issuance of each Bond, an opinion relating to the validity of the Bond and to the exemption of interest thereon from regular Federal income taxes was or will be rendered by bond counsel. Neither the Sponsor nor Davis Polk & Wardwell have made or will make any review of the proceedings relating to the issuance of the Bonds or the basis for these opinions. The tax exemption is dependent upon the issuer's (and other users') compliance with certain ongoing requirements, and the opinion of bond counsel assumes that these requirements will be complied with. However, there can be no assurance that the issuer (and other users) will comply with these requirements, in which event the interest on the Bond could be determined to be taxable retroactively to the date of issuance.

  In the case of certain of the Bonds, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of such Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be exempt from regular Federal income taxes, although interest on such Bonds received by others would be exempt from regular Federal income taxes. "Substantial user" is defined under U.S. Treasury Regulations to include only a person whose gross revenue derived with respect to the facilities financed by the issuance of bonds is more than 5% of the total revenue derived by all users of such facilities, or who occupies more than 5% of the usable area of such facilities or for whom such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

  INITIAL EXPENSES

  All or some portion of the expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to a Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Trust, and amortized over five years. Any balance of the expenses incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

  TRUSTEE'S, SPONSOR'S AND EVALUATOR'S FEES

  The Trustee will receive for its ordinary recurring services to a Trust an annual fee in the amount set forth under Part A, "Summary of Essential Information." For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unit Holders." The Trustee will receive the benefit of any reasonable cash balances in the Income and Principal Accounts.

  There are no management fees and the Sponsor earns only a nominal Portfolio Supervision fee (the "Supervision Fee"), which is earned for Portfolio supervisory services. This fee is based upon the greatest face amount of Bonds in the Trust at any time during the calendar year with respect to which the fee is being computed.

  The Supervision Fee, which is not to exceed the amount set forth in Part A-- "Summary of Essential Information", may exceed the actual costs of providing Portfolio supervisory services for such Trust, but at no time will the total amount the Sponsor receives for Portfolio supervisory services rendered to all series of Tax Exempt Securities Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year. In addition, the Sponsor may also be reimbursed for bookkeeping and other administrative services provided to the Trust in amounts not exceeding their costs of providing these services.

  The Evaluator will receive a fee in the amount set forth under Part A, "Summary of Essential Information," for each evaluation of the Bonds in a Trust. For a discussion of the services performed by the Evaluator pursuant to its obligations under the Trust Agreement, see "Evaluator--Responsibility" and "Public Offering--Offering Price."

  Any of such fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" or, if such Index is no longer published, in a similar Index to be determined by the Trustee and the Sponsor.

  OTHER CHARGES

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Unit holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; to the extent lawful, expenses (including legal, accounting and printing expenses) of maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration so long as the Sponsor maintains a market for the Units and all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses.

PUBLIC OFFERING

OFFERING PRICE

  During the initial public offering period, the Public Offering Price of the Units of a Trust is determined by adding to the Evaluator's determination of the aggregate OFFERING price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units of the Trust, as set forth in the table below. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate BID price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units of such Trust to the purchaser is also added to the Public Offering Price. (See "Rights of Unit Holders--Distribution of Interest and Principal.")

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                                  STATE TRUSTS
                                  ------------
                                          PERCENT OF   PERCENT OF
                                            PUBLIC     NET AMOUNT     DEALER
UNITS PURCHASED+                        OFFERING PRICE  INVESTED    CONCESSION
----------------                        -------------- ---------- --------------
    1- 99..............................     4.70%        4.932%       $33.00
  100-249..............................     4.25%        4.439%       $32.00
  250-499..............................     4.00%        4.167%       $30.00
  500-999..............................     3.50%        3.627%       $25.00
1,000 or more..........................     3.00%        3.093%       $20.00
                                 NATIONAL TRUST
                                 --------------
                                                                      DEALER
                                                                    CONCESSION
                                          PERCENT OF   PERCENT OF AS PERCENT OF
                                            PUBLIC     NET AMOUNT     PUBLIC
UNITS PURCHASED+                        OFFERING PRICE  INVESTED  OFFERING PRICE
----------------                        -------------- ---------- --------------
  1- 99................................     4.70%        4.932%         3.29%
100-249................................     4.25%        4.439%         2.97
250-499................................     4.00%        4.167%         2.80
500-999................................     3.50%        3.627%         2.45
1,000 or more..........................     3.00%        3.093%         2.10

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

-------
+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc.

  Pursuant to employee benefit plans, Units of a Trust are available to employees of the Sponsor, during the initial public offering period, at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds of a Trust per Unit plus a sales charge of 1.25% of the Public Offering Price and after the initial public offering period, at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds of a Trust per Unit plus a sales charge of 1.25% of the Public Offering Price. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public.

METHOD OF EVALUATION

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for the Bonds*, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the "Summary of Essential Information," in Part A, effective for all sales made subsequent to the last preceding determination. Following the initial public offering period, the aggregate bid price of the Bonds (which is used to calculate the price at which the Sponsor repurchases and sells Units in the secondary market and the Redemption Price at which Units may be redeemed) will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds*, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the "Summary of Essential Information," in Part A, effective for all sales made subsequent to the last preceding determination. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. The price at which Units may be repurchased by the Sponsor in the secondary market could be less than the price paid by the Unit holder. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under "Summary of Essential Information" in Part A. For information relating to the calculation of the Redemption Price per Unit, which is also based upon the aggregate bid price of the underlying Bonds and which may be expected to be less than the Public Offering Price per Unit, see "Rights of Unit Holders--Redemption of Units."

DISTRIBUTION OF UNITS

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price determined in the manner provided above (see "Public Offering--Offering Price") through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market (see "Public Offering--Market for Units") may be offered by this Prospectus at the Public Offering Price determined in the manner provided above (see "Public Offering--Offering Price").

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price" herein, for a Trust with an unreduced sales charge as specified in Part A--"The Public Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Unit holder (Certificate holder) or become entitled to exercise the rights of a Unit holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Unit holder is the Public Offering Price in effect at the time his order is received, plus accrued interest (see "Public Offering--Method of Evaluation"). This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

MARKET FOR UNITS

  Following the initial public offering period the Sponsor, although not obligated to do so, presently intends to maintain a market for the Units of a Trust and continuously to offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. For information relating to the method and frequency of the Evaluator's determination of the aggregate bid price of the underlying Bonds, see "Public Offering--Method of Evaluation." The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units, as a service to Unit holders, at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Unit holder of such Trust desiring to dispose of his Units may be able to
-------
* Current offering or bid prices of the Deposited Units, if any, are based on prevailing weekly evaluations of the obligations underlying such Deposited Units.

do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Bonds. The aggregate bid price of the underlying Bonds of a Trust may be expected to be less than the aggregate offering price.

EXCHANGE OPTION

  Unit holders may elect to exchange any or all of their Units of this series for units of one or more of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Unit holder resides at a Public Offering Price for the units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per unit. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Unit holders. Therefore, there is no assurance that a market for units will in fact exist on any given date on which a Unit holder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unit holder. Exchanges will be effected in whole units ONLY. If the proceeds from the Units being surrendered are less than the cost of a whole number of units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust will generally constitute a "taxable event" under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for units of any other series of the Tax Exempt Securities Trust which are grantor trusts for U.S. Federal income tax purposes will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Unit holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust will be sold under the Exchange Option at the bid prices of the underlying securities in the particular portfolio involved per unit plus a fixed charge of $25 per unit. As an example, assume that a Unit holder, who has three units of a trust with a current price of $1,020 per unit based on the bid prices of the underlying securities, desires to exchange his Units for units of a series of an Exchange Trust with a current price of $880 per unit based on the bid prices of the underlying securities. In this example, the proceeds from the Unit holder's units will aggregate $3,060. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Unit holder would be able to acquire four units in the Exchange Trust for a total cost of $3,620 ($3,520 for the units and $100 for the sales charge).

REINVESTMENT PROGRAMS

  Distributions of interest and principal, if any, are made to Unit holders monthly. The Unit holder will have the option of either receiving his monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Unit holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Unit holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions, if any, to the reinvestment program selected by the Unit holder. Since the Sponsor has arranged for different reinvestment alternatives, Unit holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Unit holder. The Unit holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Unit holder and may be terminated at any time by the Unit holder, or the program may be modified or terminated by the Trustee or the program's Sponsor.

SPONSOR'S AND UNDERWRITERS' PROFITS

  For their services the Underwriters (see Part A, "Underwriting") receive a commission based on the sales charge of a particular Trust (see "Public Offering--Offering Price") as adjusted pursuant to the Agreement Among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses, as the case may be, in the amount of any difference between the cost of the Bonds to a Trust (which is based on the aggregate offering price of the underlying Bonds on the Date of Deposit) and the purchase price of such Bonds to the Sponsor (which is the cost of the Bonds at the time they were acquired for the account of a Trust and the cost of the Deposited Units at the time they were acquired by the Sponsor). (See Part A, "Portfolio of Securities"--Note
(3).) Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations and may be of use to the Sponsor.

  In maintaining a market for the Units of a Trust (see "Public Offering-- Market for Units"), the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units (see "Public Offering-- Offering Price").

RIGHTS OF UNIT HOLDERS

CERTIFICATES

  Ownership of Units of a Trust is evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred, and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

DISTRIBUTION OF INTEREST AND PRINCIPAL

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Unit holders in such Trust of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Unit holders on previous Monthly Distribution Dates. (See Part A, "Summary of Essential Information," "Tax Exempt Securities Trust--Expenses and Charges" and "Rights of Unit Holders--Redemption of Units.")

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. (See Part A, "Summary of Essential Information.") Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Unit holders as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $1.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Part A, "Summary of Essential Information" for a Trust and will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds in the Portfolio of a Trust is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date or Record Dates, as the case may be. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup advances made by it in anticipation of receipt of interest payments on such Bonds by reducing the amount distributed per Unit in one or more Monthly Interest Distributions. If units are redeemed subsequent to such advances by the Trustee, but prior to receipt by the Trustee of actual notice of such failure to pay interest, the amount of which was so advanced by the Trustee, each remaining Unit holder will be subject to a greater pro rata reduction in his Monthly Interest Distribution than would have occurred absent such redemptions. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Unit holders and are available for use by The Chase Manhattan Bank (National Association), pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds comprising a Trust Portfolio, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unit holders. This excess accrued but undistributed interest amount will be added to the value of the units on any purchase made after the Date of Deposit. If a Unit holder sells all or a portion of his Units a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds. (See "Rights of Unit Holders--Redemption of Units--Computation of Redemption Price per Unit.") The Trustee is also entitled to withdraw from the Interest Account, and to the extent funds are not sufficient therein, from the Principal Account, on one or more Record Dates as may be appropriate, amounts sufficient to recoup advances which it has made in anticipation of the receipt by the Trust of interest in respect of Bonds which subsequently fail to pay interest when due.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust and, to the extent funds are not sufficient therein, from the Principal Account of such Trust, amounts necessary to pay the expenses of such Trust. (See "Tax Exempt Securities Trust--Expenses and Charges.") The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders-- Redemption of Units.")

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds of such Trust from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advancements to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

REPORTS AND RECORDS

  The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and, to the extent then determined, information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Unit holders upon request.

  The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

REDEMPTION OF UNITS

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 770 Broadway, New York, New York 10003, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Unit holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender. (See "Redemption of Units--Computation of Redemption Price per Unit.") The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsor of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Redemption of Units--Purchase by the Sponsor of Units Tendered for Redemption."

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales, if required, could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

  COMPUTATION OF REDEMPTION PRICE PER UNIT--The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Unit holders of such Trust of record as of a date prior to the evaluation. The Evaluator may determine the value of the Bonds in the Trust (1) on the basis of current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices for comparable securities, (3) by appraisal, or (4) by any combination of the above.

  The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference usually will not exceed 3%. The price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Part A, "Summary of Essential Information."

  PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION--The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price not later than the day on which the Units would otherwise have been redeemed by the Trustee. (See "Public Offering--Market for Units.")

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. (See "Public Offering--Offering Price.") Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units. (See "Public Offering--Sponsor's and Underwriters' Profits.")

SPONSOR

  Smith Barney Inc., 1345 Avenue of the Americas, New York, New York 10105 ("Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Smith Barney is an indirect wholly-owned subsidiary of The Travelers Inc.

  Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds. The Sponsor has acted previously as managing underwriter of other investment companies. In addition to participating as a member of various underwriting and selling groups or as agent of other investment companies, the Sponsor also executes orders for the purchase and sale of securities of investment companies and sells securities to such companies in its capacity as broker or dealer in securities.

LIMITATIONS ON LIABILITY

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Unit holders for taking any action or refraining from any action in good faith or for errors in judgment or responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. (See "Sponsor--Responsibility" below.)

RESPONSIBILITY

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds, including default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Unit holders.

  The Sponsor intends to provide portfolio services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unit holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

RESIGNATION

  If the Sponsor resigns or otherwise fails or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive officer located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.


LIMITATIONS ON LIABILITY

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. (See "Tax Exempt Securities Trust-- Portfolio.") For information relating to the responsibilities and indemnification of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders", "Sponsor--Resignation" and "Other Charges."

RESIGNATION

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., with main offices located at 65 Broadway, New York, New York 10006.

LIMITATIONS ON LIABILITY

  The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Unit holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

RESPONSIBILITY

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Bonds on the basis of their offering prices, see "Public Offering--Offering Price."

RESIGNATION

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee, and in such event, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

AMENDMENT

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Unit holders; provided, that the Trust Agreement is not amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust, except for the substitution of certain refunding securities for such Bonds, or to permit the Trustee to engage in business or investment activities not specifically authorized in the Trust Agreement as originally adopted. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

TERMINATION

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Unit holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under Part A, "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust, and, after paying all expenses and charges incurred by such Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

LEGAL OPINION

  The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor.

AUDITORS

  The statements of financial condition and the portfolios of securities included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in accounting and auditing.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

STANDARD & POOR'S

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees.

  The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

  The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

    II. Nature of and provisions of the obligation; and

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

-------
+As described by the rating agencies.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

MOODY'S

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

FITCH

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

DUFF & PHELPS

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his or her taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected Federal income tax rates and the tax brackets for the 1996 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1996 TAX YEAR
--------------------------------------------------------------------------------

      TAXABLE INCOME BRACKET*                          TAX EXEMPT YIELD
                                   FEDERAL
   JOINT RETURN    SINGLE RETURN   TAX RATE 4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
                                                   TAXABLE EQUIVALENT YIELD
-----------------------------------------------------------------------------------------
   $      0-
     40,100       $      0- 24,000  15.00%  4.71%  5.29%  5.88%  6.47%   7.06%  7.65%
   $ 40,101-
     96,900       $ 24,001- 58,150  28.00%  5.56   6.25   6.94   7.64    8.33   9.03
   $ 96,901-
    117,950       $ 58,151-117,950  31.00%  5.80   6.52   7.25   7.97    8.70   9.42
   $117,951-
    147,700       $117,951-121,300  31.93%  5.88   6.61   7.35   8.08    8.81   9.55
   $147,701-
    263,750       $121,301-263,750  37.08%  6.36   7.15   7.95   8.74    9.54  10.33
   OVER
    $263,750      OVER $263,750     40.79%  6.76   7.60   8.44   9.29   10.13  10.98
-----------------------------------------------------------------------------------------

Note: This table reflects the following:

  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $117,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,550 (or fraction thereof) of AGI in excess of $176,950 for married taxpayers filing a joint tax return and $117,950 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PERFORMANCE INFORMATION

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

PROSPECTUS--PART C:
--------------------------------------------------------------------------------
  NOTE: PART C OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY
                                 PARTS A AND B.
--------------------------------------------------------------------------------

TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.


MARYLAND TRUST

  RISK FACTORS--The Public indebtedness of the State of Maryland (the "State") and its instrumentalities is divided into three general types. The State issues general obligation bonds for capital improvements and for various State projects to the payment of which the State ad valorem property tax is exclusively pledged. In addition, the Maryland Department of Transportation issues for transportation purposes its limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

  General obligation bonds of the State are authorized and issued primarily to provide funds for State-owned capital improvements, including institutions of higher learning, and the construction of locally owned public schools. Bonds have also been issued for local government improvements, including grants and loans for water quality improvement projects and correctional facilities, to provide funds for repayable loans or outright grants to private, non-profit cultural or educational institutions, and to fund certain loan and grant programs.

  The Maryland Constitution prohibits the contracting of State debt unless it is authorized by a law levying an annual tax or taxes sufficient to pay the debt service within 15 years and prohibiting the repeal of the tax or taxes or their use for another purpose until the debt is paid. As a uniform practice, each separate enabling act which authorizes the issuance of general obligation bonds for a given object or purpose has specifically levied and directed the collection of an ad valorem property tax on all taxable property in the State. The Board of Public Works is directed by law to fix by May 1 of each year the precise rate of such tax necessary to produce revenue sufficient for debt service requirements of the next fiscal year, which begins July 1. However, the taxes levied need not be collected if or to the extent that funds sufficient for debt service requirements in the next fiscal year have been appropriated in the annual State budget. Accordingly, the Board, in annually fixing the rate of property tax after the end of the regular legislative session in April, takes account of appropriations of general funds for debt service.

  In the opinion of counsel, the courts of Maryland have jurisdiction to entertain proceedings and power to grant mandatory injunctive relief to (i) require the Governor to include in the annual budget a sufficient appropriation to pay all general obligation bond debt service for the ensuing fiscal year;
(ii) prohibit the General Assembly from taking action to reduce any such appropriation below the level required for that debt service; (iii) require the Board of Public Works to fix and collect a tax on all property in the State subject to assessment for State tax purposes at a rate and in an amount sufficient to make such payments to the extent that adequate funds are not provided in the annual budget; and (iv) provide such other relief as might be necessary to enforce the collection of such taxes and payment of the proceeds of the tax collection to the holders of general obligation bonds, pari passu, subject to the inherent constitutional limitations referred to below.

  It is also the opinion of counsel that, while the mandatory injunctive remedies would be available and while the general obligation bonds of the State are entitled to constitutional protection against the impairment of the obligation of contracts, such constitutional protection and the enforcement of such remedies would not be absolute. Enforcement of a claim for payment of the principal of or interest on the bonds could be subject to the provisions of any statutes that may be constitutionally enacted by the United States Congress or the Maryland General Assembly extending the time for payment or imposing other constraints upon enforcement.

  There is no general debt limit imposed by the Maryland Constitution or public general laws, but a special committee created by statute annually submits to the Governor an estimate of the maximum amount of new general obligation debt that prudently may be authorized. Although the committee's responsibilities are advisory only, the Governor is required to give due consideration to the committee's findings in preparing a preliminary allocation of new general debt authorization for the next ensuing fiscal year.

  Consolidated Transportation Bonds are limited obligations issued by the Maryland Department of Transportation, the principal of which must be paid within 15 years from the date of issue, for highway, port, transit, rail or aviation facilities or any combination of such facilities. Debt service on Consolidated Transportation Bonds is payable from those portions of the excise tax on each gallon of motor vehicle fuel and the motor vehicle titling tax, all mandatory motor vehicle registration fees, motor carrier fees, and the corporate income tax as are credited to the Maryland Department of Transportation, plus all departmental operating revenues and receipts. Holders of such bonds are not entitled to look to other sources for payment.

  The Maryland Department of Transportation also issues its bonds to provide financing of local road construction and various other county transportation projects and facilities. Debt service on these bonds is payable from the subdivisions' share of highway user revenues held to their credit in a special State fund.

  The Maryland Transportation Authority operates certain highway, bridge and tunnel toll facilities in the State. The tolls and other revenues received from these facilities are pledged as security for revenue bonds of the Authority issued under and secured by a trust agreement between the Authority and a corporate trustee.

  Certain other instrumentalities of the State government are authorized to borrow money under legislation which expressly provides that the loan obligations shall not be deemed to constitute a debt or a pledge of the faith and credit of the State. The Community Development Administration of the Department of Housing and Community Development, the Board of Trustees of St. Mary's College of Maryland, the Maryland Environmental Service, the Board of Regents of the University of Maryland System, the Board of Regents of Morgan State University, and the Maryland Food Center Authority have issued and have outstanding bonds of this type. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

  Under a Comprehensive Plan of Financing, as amended, of the Maryland Stadium Authority, the Authority is authorized to finance the acquisition and construction of sports facilities at a site within the City of Baltimore. Currently, the Stadium Authority operates Oriole Park at Camden Yards which opened in 1992, and, if a lease agreement is executed between the Authority and a professional football franchise, proposes to finance the construction of a football stadium.

  The Authority's financings as well as any future financings for a football stadium are lease-backed revenue obligations, payment of which is secured by, among other things, an assignment of revenues to be received under a lease of the sports facilities from the Authority to the State of Maryland; rental payments due from the State under that lease will be subject to annual appropriation by the Maryland General Assembly. The State anticipates that revenues to fund the lease payments will be generated from a variety of sources, including in each year sports lottery revenues, the net operating revenues of the Authority and funds from the City of Baltimore.

  The Water Quality Revolving Loan Fund is administered by the Water Quality Financing Administration in the Department of the Environment. The Fund may be used to provide loans, subsidies and other forms of financial assistance to local government units for wastewater treatment projects as contemplated by the 1987 amendments to the federal Water Pollution Control Act. The Administration is authorized to issue bonds secured by revenues of the Fund, including loan repayments, federal capitalization grants, and matching State grants.

  The University of Maryland System, Morgan State University, and St. Mary's College of Maryland are authorized to issue revenue bonds for the purpose of financing academic and auxiliary facilities. Auxiliary facilities are any facilities that furnish a service to students, faculty, or staff, and that generate income. Auxiliary facilities include housing, eating, recreational, campus, infirmary, parking, athletic, student union or activity, research laboratory, testing, and any related facilities.

  On August 7, 1989, the Governor issued an Executive Order assigning to the Department of Budget and Fiscal Planning responsibility to review certain proposed issuances of revenue and enterprise debt other than private activity bonds. The Executive Order also provides that the Governor may establish a ceiling of such debt to be issued during the fiscal year, which ceiling may be amended by the Governor.

  Although the State has authority to make short-term borrowings in anticipation of taxes and other receipts up to a maximum of $100 million, in the past it has not issued short-term tax anticipation and bond anticipation notes or made any other similar short-term borrowings. However, the State has issued certain obligations in the nature of bond anticipation notes for the purpose of assisting several savings and loan associations in qualifying for Federal insurance and in connection with the assumption by a bank of the deposit liabilities of an insolvent savings and loan association.

  The State has financed the construction and acquisition of various facilities through conditional purchase, sale-leaseback, and similar transactions. All of the lease payments under these arrangements are subject to annual appropriation by the Maryland General Assembly. In the event that appropriations are not made, the State may not be held contractually liable for the payments.

  LOCAL SUBDIVISION DEBT. The counties and incorporated municipalities in Maryland issue general obligation debt for general governmental purposes. The general obligation debt of the counties and incorporated municipalities is generally supported by ad valorem taxes on real estate, tangible personal property and intangible personal property subject to taxation. The issuer typically pledges its full faith and credit and unlimited taxing power to the prompt payment of the maturing principal and interest on the general obligation debt and to the levy and collection of the ad valorem taxes as and when such taxes become necessary in order to provide sufficient funds to meet the debt service requirements. The amount of debt which may be authorized may in some cases be limited by the requirement that it not exceed a stated percentage of the assessable base upon which such taxes are levied.

  In the opinion of counsel, the issuer may be sued in the event that it fails to perform its obligations under the general obligation debt to the holders of the debt, and any judgments resulting from such suits would be enforceable against the issuer. Nevertheless, a holder of the debt who has obtained any such judgment may be required to seek additional relief to compel the issuer to levy and collect such taxes as may be necessary to provide the funds from which a judgment may be paid. Although there is no Maryland law on this point, it is the opinion of counsel that the appropriate courts of Maryland have jurisdiction to entertain proceedings and power to grant additional relief, such as a mandatory injunction, if necessary, to enforce the levy and collection of such taxes and payment of the proceeds of the collection of the taxes to the holders of general obligation debt, pari passu, subject to the same constitutional limitations on enforcement, as described above, as apply to the enforcement of judgments against the State.

  Local subdivisions, including counties and municipal corporations, are also authorized by law to issue special and limited obligation debt for certain purposes other than general governmental purposes. The source of payment of that debt is limited to certain revenues of the issuer derived from commercial activities operated by the issuer, payments made with respect to certain facilities or loans, and any funds pledged for the benefit of the holders of the debt. That special and limited obligation debt does not constitute a debt of the State, the issuer or any other political subdivision of either within the meaning of any constitutional or statutory limitation. Neither the State nor the issuer or any other political subdivision of either is obligated to pay the debt or the interest on the debt except from the revenues of the issuer specifically pledged to the payment of the debt. Neither the faith and credit nor the taxing power of the State, the issuer or any other political subdivision of either is pledged to the payment of the debt. The issuance of the debt is not directly or indirectly or contingently an obligation, moral or other, of the State, the issuer or any other political subdivision of either to levy any tax for its payment.

  WASHINGTON SUBURBAN SANITARY DISTRICT DEBT. The Washington Suburban Sanitary District operates as a public corporation of the State to provide, as authorized, water, sewerage and drainage systems, including water supply, sewage disposal, and storm water drainage facilities for Montgomery County, Maryland and Prince George's County, Maryland. For the purpose of paying the principal of and interest on bonds of the District, Maryland law provides for the levy, annually, against all the assessable property within the District by the County Council of Montgomery County and the County Council of Prince George's County of ad valorem taxes sufficient to pay such principal and interest when due and payable.

  Storm water drainage bonds for specific projects are payable from an ad valorem tax upon all of the property assessed for county tax purposes within the portion of the District situated in the county in which the storm water project was, or is to be, constructed. Storm water drainage bonds of the District are also guaranteed by such county, which guaranty operates as a pledge of the full faith and credit of the county to the payment of the bonds and obligates the county council, to the extent that the tax revenues referred to above and any other money available or to become available are inadequate to provide the funds necessary to pay the principal of and the interest on the bonds, to levy upon all property subject to taxation within the county ad valorem taxes in rate and in amount sufficient to make up any such deficiency.

  Substantially all of the debt service on the bonds, except storm water drainage bonds, is being paid from revenues derived by the District from water consumption charges, front foot benefit charges, and sewage usage charges. Notwithstanding the payment of principal of and interest on those bonds from those charges, the underlying security of all bonds of the District is the levy of ad valorem taxes on the assessable property as stated above.

  SPECIAL AUTHORITY DEBT. The State and local governments have created several special authorities with the power to issue debt on behalf of the State or local government for specific purposes, such as providing facilities for non-profit health care and higher educational institutions, facilities for the disposal of solid waste, funds to finance single family and low-to-moderate income housing, and similar purposes. The Maryland Health and Higher Educational Facilities Authority, the Northeast Maryland Waste Disposal Authority, the Housing Opportunities Commission of Montgomery County, and the Housing Authority of Prince George's County are some of the special authorities which have issued and have outstanding debt of this type.

  The debts of the authorities issuing debt on behalf of the State and the local governments are limited obligations of the authorities payable solely from and secured by a pledge of the revenues derived from the facilities or loans financed with the proceeds of the debt and from any other funds and receipts pledged under an indenture with a corporate trustee. The debt does not constitute a debt, liability or pledge of the faith and credit of the State or of any political subdivision or of the authorities. Neither the State nor any political subdivision thereof nor the authorities shall be obligated to pay the debt or the interest on the debt except from such revenues, funds and receipts. Neither the faith and credit nor the taxing power of the State or of any political subdivision of the State or the authorities is pledged to the payment of the principal of or the interest on such debt. The issuance of the debt is not directly or indirectly an obligation, moral or other, of the State or of any political subdivision of the State or of the authority to levy or to pledge any form of taxation whatsoever, or to make any appropriation, for their payment. The authorities have no taxing power.

  HOSPITAL BONDS. The rates charged by non-governmental Maryland hospitals are subject to review and approval by the Maryland Health Services Cost Review Commission. Maryland hospitals subject to regulation by the Commission are not permitted to charge for services at rates other than those established by the Commission. In addition, the Commission is required to permit any nonprofit institution subject to its jurisdiction to charge reasonable rates which will permit the institution to provide, on a solvent basis, effective and efficient service in the public interest.

  Under an agreement between Medicare and the Commission, Medicare agrees to pay Maryland hospitals on the basis of Commission-approved rates, less a 6% differential. Under this so-called "Medicare Waiver", Maryland hospitals are exempt from the Medicare Prospective Payment System which pays hospitals fixed amounts for specific services based upon patient diagnosis. No assurance can be given that Maryland will continue to meet any current or future tests for the continuation of the Medicare Waiver.

  In setting hospital rates, the Commission takes into account each hospital's budgeted volume of services and cash financial requirements for the succeeding year. It then establishes the rates of the hospital for the succeeding year based upon the projected volume and those financial requirements of the institution which the Commission has deemed to be reasonable. Financial requirements allowable for inclusion in rates generally include budgeted operating costs, a "capital facilities allowance", other financial considerations (such as charity care and bad debts) and discounts allowed certain payors for prompt payment. Variations from projected volumes of services are reflected in the rates for the succeeding year. The Commission, on a selective basis by the application of established review criteria, grants Maryland hospitals increases in rates to compensate for inflation experienced by hospitals and for other factors beyond the hospitals' control.

  Regulations of the Commission provide that overcharges will in certain circumstances be deducted from prospective rates. Similarly, undercharges will in certain circumstances not be recoverable through prospective rates.

  The Commission has entered into agreements with certain hospitals to adjust rates in accordance with a prospectively approved, guaranteed inpatient revenue per admission program. Those agreements are in addition to the rate adjustment methodology discussed above. Under the program, a hospital's revenue per admission is compared to the revenue per admission, as adjusted, for a base year. Variations from the adjusted base year revenues per admission are added or deducted, as the case may be, from the hospital's gross revenue and rates for the following year.

  There can be no assurance that the Commission will continue to utilize its present rate-setting methodology or approve rates which will be sufficient to ensure payment on an individual hospital's obligations. Future actions by the Commission or the loss of the Medicare Waiver may adversely affect the operations of individual hospitals.

  MARYLAND TAXES

  In the opinion of Messrs. Weinberg & Green LLC, special Maryland counsel on Maryland tax matters, under existing law applicable to individuals who are Maryland residents:

    The Maryland Trust will not be treated as an association taxable as a corporation, and the income of the Maryland Trust will be treated as the income of the Holders. The Maryland Trust is not a "financial institution" subject to the Maryland Franchise Tax measured by net earnings. The Maryland Trust is not subject to Maryland property taxes imposed on the intangible personal property of certain corporations.

    Except as described below in the case of interest paid on private activity bonds constituting a tax preference for Federal income tax purposes, a Holder will not be required to include such Holder's pro-rata share of the earnings of, or distributions from, the Maryland Trust in such Holder's Maryland taxable income to the extent that such earnings or distributions represent interest excludable from gross income for Federal income tax purposes received by the Maryland Trust on obligations of the State of Maryland, the Government of Puerto Rico, or the Government of Guam and their respective political subdivisions and authorities. Subject to a three year phase in period interests on Bonds is not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

    In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended, for purposes of calculating the Federal alternative minimum tax. Interest paid on certain private activity bonds is a preference item for purposes of calculating the Federal alternative minimum tax. Accordingly, if the Maryland Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable by Maryland.

    A Holder will recognize taxable gain or loss, except in the case of an individual Holder who is not a Maryland resident, when the Holder disposes of all or part of such Holder's pro rata portion of the Bonds in the Maryland Trust. A Holder will be considered to have disposed of all or part of such Holder's pro rata portion of each Bond when the Holder sells or redeems all or some of such Holder's Units. A Holder will also be considered to have disposed of all or part of such Holder's pro rata portion of a Bond when all or part of the Bond is disposed of by the Maryland Trust or is redeemed or paid at maturity. Gain included in the gross income of Holders for federal income tax purposes is, however, subtracted from income for Maryland income tax purposes to the extent that the gain is derived from the disposition of Bonds issued by the State of Maryland and its political subdivisions. Subject to a three year phase in period, profits realized on the sale or exchange of Bonds are not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

    Units of the Maryland Trust will be subject to Maryland inheritance and estate tax only if held by Maryland residents.

    Neither the Bonds nor the Units will be subject to Maryland personal property tax.

    The sales of Units in Maryland or the holding of Units in Maryland will not be subject to Maryland Sales or Use Tax.

MINNESOTA TRUST

  RISK FACTORS--Diversity and a significant natural resource base are two important characteristics of the Minnesota economy. Generally, the structure of the State's economy parallels the structure of the United States economy as a whole. There are, however, employment concentrations in durable goods and non-durable goods manufacturing, particularly industrial machinery, instruments and miscellaneous, food, paper and related industries, and printing and publishing. During the period from 1980 to 1990, overall employment growth in Minnesota lagged behind national employment growth, in large part due to declining agricultural employment. The rate of non-farm employment growth in Minnesota exceeded the rate of national growth, however, in the period of 1990 to 1994. Since 1980, Minnesota per capita income generally has remained above the national average, but tightness in local labor markets may reduce the rate of personal income growth below that of the national average for 1995 and subsequent years. During 1993, 1994, and 1995, the State's monthly unemployment rate generally has been less than the national unemployment rate.

  The State relies heavily on a progressive individual income tax and a retail sales tax for revenue, which results in a fiscal system that is sensitive to economic conditions. Frequently in recent years, legislation has been required to eliminate projected budget deficits by raising additional revenue, reducing expenditures, including aids to political subdivisions and higher education, reducing the State's budget reserve, imposing a sales tax on purchases by local governmental units, and making other budgetary adjustments. The Minnesota Department of Finance November 1995 Forecast has projected that, under current laws, the State will complete its current biennium June 30, 1997 with a $15 million surplus, plus a $350 million cash flow account balance, plus a $220 million budget reserve. Total General Fund expenditures and transfers for the biennium are projected to be $18.7 billion. State expenditures for education finance (K-12), post-secondary education, and human services in the biennium ending June 30, 1997 are not anticipated to be sufficient to maintain program levels of the previous biennium. Although it is not possible to anticipate economic performance four years into the future, planning estimates (extrapolations) for the biennium ending June 30, 1999 show a General Fund deficit of $28 million, after funding a $350 million cash flow account plus a $220 million budget reserve, if current law is not changed. Accordingly, there may be additional revenue increases or spending cuts relative to current law. The State is party to a variety of civil actions that could adversely affect the State's General Fund. In addition, substantial portions of State and local revenues are derived from federal expenditures, and reductions in federal aid to the State and its political subdivisions and other federal spending cuts may have substantial adverse effects on the economic and fiscal condition of the State and its local governmental units. The November 1995 Forecast states that pending federal legislation could reduce federal aid to Minnesota's State and local governments by a total of $3.2 billion over seven years. Risks are inherent in making revenue and expenditure forecasts. Economic or fiscal conditions less favorable than those reflected in State budget forecasts and planning estimates may create additional budgetary pressures.

  State grants and aids represent a large percentage of the total revenues of cities, towns, counties and school districts in Minnesota, but generally the State has no obligation to make payments on local obligations in the event of a default. Even with respect to revenue obligations, no assurance can be given that economic or other fiscal difficulties and the resultant impact on State and local government finances will not adversely affect the ability of the respective obligors to make timely payment of the principal and interest on the Bonds or the value or marketability of such Bonds.

  Recent Minnesota tax legislation and possible future changes in federal and State income tax laws, including rate reductions, could adversely affect the value and marketability of the Bond. See "Minnesota Taxes."

MINNESOTA TAXES

  In the opinion of Dorsey & Whitney P.L.L.P., Minneapolis, Minnesota, special counsel on Minnesota tax matters, under existing law:

  The Minnesota Trust is not an association taxable as a corporation for purposes of Minnesota income taxation. Minnesota taxable net income is, with certain modifications, determined with reference to federal taxable income. Each Unit holder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust for purposes of Minnesota income taxation, and the income of the Minnesota Trust will be treated as the income of the Unit holders under Minnesota law. Interest on Bonds that would be excluded from Minnesota taxable net income when paid directly to an individual, estate or trust will be excluded from Minnesota taxable net income of Unit holders that are individuals, estates or trusts when received by the Minnesota Trust and when distributed to such Unit holders. Interest on Bonds that would be included in Minnesota "alternative minimum taxable income" when paid directly to a noncorporate taxpayer will be included in Minnesota "alternative minimum taxable income" of Unit holders that are individuals, estates or trusts for purposes of the Minnesota alternative minimum tax.

  Any such Unit holder that is subject to Minnesota income taxation will realize taxable gain or loss when the Minnesota Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unit holder redeems or sells Units at a price that differs from original cost, as adjusted for amortization of bond premium and other basis adjustments (including any adjustment that may be required to reflect a Unit holder's share of interest, if any, accruing on Bonds during the interval between the purchase of the Units and delivery of the Bonds). The total tax cost of each Unit to a Unit holder is allocated proportionally (by value) among each of the Bonds held in the Minnesota Trust. Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in the realization of taxable gain by Unit holders when their Units (or underlying Bonds) are sold or redeemed for an amount equal to or less than their original cost. Minnesota has repealed the favorable treatment of capital gains, but preserved limitations on the deductibility of capital losses.

  Interest income attributable to Bonds that are "industrial development bonds" or "private activity bonds," as such terms are defined in the Internal Revenue Code, will be taxable under Minnesota law to a Unit holder that is a "substantial user" of the facilities financed by the proceeds of such Bonds (or a "related person" to such a "substantial user") to the same extent as if such Bonds were held directly by such Unit holder.

  Minnesota law does not permit a deduction for interest on indebtedness incurred or continued by individuals, estates and trusts to purchase or carry Units. Minnesota law also restricts the deductibility of other expenses allocable to Units.

  Interest on Bonds in the Minnesota Trust will be included in taxable income for purposes of the Minnesota franchise tax on corporations and financial institutions. No opinion is expressed as to other Minnesota tax effects on Unit holders that are corporations or financial institutions.

  The 1995 Minnesota Legislature has enacted a statement of intent that interest on obligations of Minnesota governmental units and Indian tribes be included in net income of individuals, estates and trusts for Minnesota income tax purposes if a court determines that Minnesota's exemption of such interest unlawfully discriminates against interstate commerce because interest on obligations of governmental issuers located in other states is so included. This provision applies to taxable years that begin during or after the calendar year in which any such court decision becomes final, irrespective of the date on which the obligations were issued. We are not aware of any judicial decision holding that a state's exemption of interest on its own bonds or those of its political subdivisions or Indian tribes, but not of interest on the bonds of other states or their political subdivisions or Indian tribes, unlawfully discriminates against interstate commerce or otherwise contravenes the United States Constitution. Nevertheless, we cannot predict, and we express no opinion concerning, the likelihood that interest on the Minnesota Bonds held by the Minnesota Trust would become taxable under this Minnesota statutory provision.

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined Federal and state individual income tax rates. This table reflects projected Federal income tax rates and tax brackets for the 1996 taxable year and state income tax rates that were available on the date of the Prospectus. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and Federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the Federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 1996 tax year would need a taxable investment yielding 9.06% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax and state income tax.

               TAXABLE EQUIVALENT YIELD TABLE FOR MARYLAND*

1996 TAX YEAR

                     APPROX. COMBINED
                      FEDERAL, STATE            TAX FREE YIELD
   TAXABLE              AND LOCAL     4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
   INCOME BRACKET        TAX RATE
                                           TAXABLE EQUIVALENT YIELD
                                                 JOINT RETURN
   $      0-  1,000       16.70%      4.80%  5.40%  6.00%  6.60%   7.20%  7.80%
   $  1,001-  2,000       17.55       4.85   5.46   6.06   6.67    7.28   7.88
   $  2,001-  3,000       18.40       4.90   5.51   6.13   6.74    7.35   7.97
   $  3,001- 40,100       19.25       4.95   5.57   6.19   6.81    7.43   8.05
   $ 40,101- 96,900       31.60       5.85   6.58   7.31   8.04    8.77   9.50
   $ 96,901-117,950       34.45       6.10   6.86   7.63   8.39    9.15   9.92
   $117,951-147,700       35.33       6.19   6.96   7.73   8.51    9.28  10.05
   $147,701-150,000       40.23       6.69   7.53   8.36   9.20   10.04  10.87
   $150,001-263,750       40.86       6.76   7.61   8.45   9.30   10.14  10.99
   Over $263,750          44.34       7.19   8.09   8.98   9.88   10.78  11.68
                                                 SINGLE RETURN
   $      0-  1,000       16.70%      4.80%  5.40%  6.00%  6.60%   7.20%  7.80%
   $  1,001-  2,000       17.55       4.85   5.46   6.06   6.67    7.28   7.88
   $  2,001-  3,000       18.40       4.90   5.51   6.13   6.74    7.35   7.97
   $  3,001- 24,000       19.25       4.95   5.57   6.19   6.81    7.43   8.05
   $ 24,001- 58,150       31.60       5.85   6.58   7.31   8.04    8.77   9.50
   $ 58,151-100,000       34.45       6.10   6.86   7.63   8.39    9.15   9.92
   $100,001-117,950       35.14       6.17   6.94   7.71   8.48    9.25  10.02
   $117,951-121,300       36.01       6.25   7.03   7.81   8.60    9.38  10.16
   $121,301-263,750       40.86       6.76   7.61   8.45   9.30   10.14  10.99
   Over $263,750          44.34       7.19   8.09   8.98   9.88   10.78  11.68

-------

Note: This table reflects the following:

  1 The above tax rates represent 1996 Federal income tax rates and 1995
   Maryland income tax rates. Maryland has not yet published its 1996 personal income tax rates.

  2 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $117,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rates also provide that personal exemptions are phased out at a rate of two percent for each $2,550 (or fraction thereof) of AGI in excess of $176,950 for married taxpayers filing a joint tax return and $117,950 for single taxpayers. The effect of this phase out is not reflected in the above table.

  3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.

  4 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  5 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

               TAXABLE EQUIVALENT YIELD TABLE FOR MINNESOTA

1996 TAX YEAR

                           APPROX. COMBINED
      FEDERAL               FEDERAL, STATE           TAX EXEMPT YIELD
      TAXABLE                 AND LOCAL     4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
      INCOME                   TAX RATE
                                                 TAXABLE EQUIVALENT YIELD
                                                          MARRIED
      $      0 to  23,490       20.10%      5.01%  5.63%  6.26%   6.88%  7.51%  8.14%
      $ 23,491 to  40,100       21.80       5.12   5.75   6.39    7.03   7.67   8.31
      $ 40,101 to  93,340       33.76       6.04   6.79   7.55    8.30   9.06   9.81
      $ 93,341 to  96,900       34.12       6.07   6.83   7.59    8.35   9.11   9.87
      $ 96,901 to 117,950       36.87       6.34   7.13   7.92    8.71   9.50  10.30
      $117,951 to 147,700       37.72       6.42   7.22   8.03    8.83   9.63  10.44
      $147,701 to 263,750       42.43       6.95   7.82   8.68    9.55  10.42  11.29
      Over $263,750             45.82       7.38   8.31   9.23   10.15  11.07  12.00
                                                          SINGLE
      $      0 to  16,070       20.10       5.01%  5.63%  6.26%   6.88%  7.51%  8.14%
      $ 16,071 to  24,000       21.80       5.12   5.75   6.39    7.03   7.67   8.31
      $ 24,001 to  52,790       33.76       6.04   6.79   7.55    8.30   9.06   9.81
      $ 52,791 to  58,150       34.12       6.07   6.83   7.59    8.35   9.11   9.87
      $ 58,151 to 117,950       36.87       6.34   7.13   7.92    8.71   9.50  10.30
      $117,951 to 121,300       37.72       6.42   7.22   8.03    8.83   9.63  10.44
      $121,301 to 263,750       42.43       6.95   7.82   8.68    9.55  10.42  11.29
      Over $263,750             45.82       7.38   8.31   9.23   10.15  11.07  12.00

-------

Note: This table reflects the following:

  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $117,950, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,550 (or fraction thereof) of AGi in excess of $176,950 for married taxpayers filing a joint tax return and $117,950 for single taxpayers. The effect of this phase out is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS
THIS PROSPECTUS CONTAINS INFORMATION CONCERNING THE TRUST AND THE SPONSOR, BUT DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C., UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

INDEX:

                                                                            PAGE
                                                                            ----
SUMMARY OF ESSENTIAL INFORMATION........................................... A-2
PORTFOLIO SUMMARY AS OF DATE OF DEPOSIT.................................... A-4
UNDERWRITING............................................................... A-6
INDEPENDENT AUDITORS' REPORT............................................... A-8
STATEMENTS OF FINANCIAL CONDITION OF THE TAX EXEMPT SECURITIES TRUST....... A-9
PORTFOLIOS OF SECURITIES................................................... A-10
TAX EXEMPT SECURITIES TRUST................................................ B-1
 THE TRUSTS................................................................ B-1
 OBJECTIVES................................................................ B-1
 PORTFOLIO................................................................. B-1
 RISK FACTORS.............................................................. B-2
 THE UNITS................................................................. B-12
 TAXES..................................................................... B-13
 EXPENSES AND CHARGES...................................................... B-14
PUBLIC OFFERING............................................................ B-15
 OFFERING PRICE............................................................ B-15
 METHOD OF EVALUATION...................................................... B-16
 DISTRIBUTION OF UNITS..................................................... B-16
 MARKET FOR UNITS.......................................................... B-16
 EXCHANGE OPTION........................................................... B-17
 REINVESTMENT PROGRAMS..................................................... B-17
 SPONSOR'S AND UNDERWRITERS' PROFITS....................................... B-17
RIGHTS OF UNIT HOLDERS..................................................... B-18
 CERTIFICATES.............................................................. B-18
 DISTRIBUTION OF INTEREST AND PRINCIPAL.................................... B-18
 REPORTS AND RECORDS....................................................... B-19
 REDEMPTION OF UNITS....................................................... B-19
SPONSOR.................................................................... B-21
 LIMITATIONS ON LIABILITY.................................................. B-21
 RESPONSIBILITY............................................................ B-21
 RESIGNATION............................................................... B-21
TRUSTEE.................................................................... B-22
 LIMITATIONS ON LIABILITY.................................................. B-22
 RESIGNATION............................................................... B-22
EVALUATOR.................................................................. B-22
 LIMITATIONS ON LIABILITY.................................................. B-22
 RESPONSIBILITY............................................................ B-22
 RESIGNATION............................................................... B-22
AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT........................... B-23
 AMENDMENT................................................................. B-23
 TERMINATION............................................................... B-23
LEGAL OPINION.............................................................. B-23
AUDITORS................................................................... B-23
BOND RATINGS............................................................... B-23
FEDERAL TAX FREE VS. TAXABLE INCOME........................................ B-25
THE STATE TRUSTS........................................................... C-1
TAX FREE VS. TAXABLE INCOME................................................ C-7

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                          TAX EXEMPT
                          SECURITIES
                          TRUST
                                 ------------

                               19,000 UNITS
                                 ------------
                                   Prospectus

                          Dated January 24, 1996
                                 ------------

                                    SPONSOR

                               SMITH BARNEY INC.
                              388 GREENWICH STREET
                                   23RD FLOOR
                            NEW YORK, NEW YORK 10013
                                 (800) 223-2532

           PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                       SEC FILE OR
                                                    IDENTIFICATION NO.
                                                    ------------------
I. Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1993:
       Smith Barney Inc.                                   2-55436
II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:
       Smith Barney Inc.                                    8-8177
III. Charter documents of the Depositor filed as Exhibits to the Reg-istration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):
       Smith Barney Inc.                        33-65332, 33-36037

  B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

       Smith Barney Inc.                                13-1912900

       The Chase Manhattan Bank (National Association)  13-2633612

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
   Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
  Consent of Independent Auditors.

  The following exhibits:

 1.1   --Form of Trust Indenture and Agreement (incorporated by reference to
        Exhibit 4.a to the Registration Statement of Tax Exempt Securities
        Trust, Series 265, 1933 Act File No. 33-15123).
 1.1.1 --Form of Reference Trust Agreement (incorporated by reference to
        Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933
        Act File No. 33-58591).
 1.2   --Form of Agreement Among Underwriters (incorporated by reference to
        Exhibit 99 to the Registration Statement of Tax Exempt Securities
        Trust, Series 384, 1933 Act File No. 33-50915).
 2.1   --Form of Certificate of Beneficial Interest (included in Exhibit 1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
        "Taxes", "Legal Opinion" and "New York Taxes" in the Prospectus.
 4.1   --Consent of the Evaluator.
 5.1 --Consent of KPMG Peat Marwick LLP to the use of their name under the heading "Auditors" in the Prospectus.

                                   SIGNATURES

  The registrant, Tax Exempt Securities Trust, National Trust 215, Maryland Trust 97 and Minnesota Trust 116, hereby identifies Series 1, Series 357 and National Trust 208 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That is has complied with Rule 460 under the Securities Act of 1933.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT THERETO TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, AND STATE OF NEW YORK, ON THE 24TH DAY OF JANUARY, 1996.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (GEORGE S. MICHINARD, JR.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Smith Barney Inc.:

                                                  Steven D. Black

                                                  James S. Boshart III

                                                  Robert A. Case

                                                  James Dimon

                                                  Robert Druskin

                                                  Jeffrey B. Lane

                                                  Robert H. Lessin

                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (GEORGE S. MICHINARD, JR.,
                                                     ATTORNEY-IN-FACT)
--------
  * Pursuant to Powers of Attorney filed under the 1933 Act file Numbers 33-56722 and 33-51999.